      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999
                                                      REGISTRATION NO. 333-83557


================================================================================
--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     _______


                         Pre-Effective Amendment No. 1
                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                     _______

                        CORN PRODUCTS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)


                  DELAWARE                              22-3514823
      (State or other jurisdiction of                (I.R.S. Employer
       incorporation or organization)             Identification Number)

                                  P.O. BOX 345
                             6500 SOUTH ARCHER ROAD
                        BEDFORD PARK, ILLINOIS 60501-1933
                                  708-563-2400

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                Marcia E. Doane                         with a copy to:
        Vice President, General Counsel                  John M. O'Hare
            and Corporate Secretary                     Sidley & Austin
       Corn Products International, Inc.            One First National Plaza
                 P.O. Box 345                       Chicago, Illinois 60603
            6500 South Archer Road                       (312) 853-7000
       Bedford Park, Illinois 60501-1933
                (708) 563-2400

         (Names, addresses, including zip codes, and telephone numbers, including area code, of agents for service)

                                     _______

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


================================================================================

The information in this prospectus supplement and the related prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion, Dated August 9, 1999

PROSPECTUS SUPPLEMENT
(To Prospectus dated August   , 1999)

                                  $200,000,000

                             CORNPRODUCTS INTL LOGO


                             % SENIOR NOTES DUE 20

                           -------------------------


     We will pay interest on the notes each           and           beginning on
                  , 2000. We may redeem all or any portion of the notes at any time at the redemption price described in this prospectus supplement. There is no sinking fund for the notes. The notes are unsecured and rank equally with all of our other unsecured, senior indebtedness.


     The notes will be represented by one or more global securities registered in the name of The Depository Trust Company. Except as described in this prospectus supplement, notes in definitive form will not be issued. Payment for the notes will be made in immediately available funds.


     The notes will be delivered through The Depository Trust Company on or
about                , 1999.



                                                                 Per Note             Total
                                                                -----------       --------------
Public Offering Price.......................................
Underwriting Discount.......................................
                                                                -----------       --------------
Proceeds to Corn Products (before expenses).................



NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           -------------------------

                            Joint Lead Manager
Sole Book-Running Manager
LEHMAN BROTHERS            SALOMON SMITH BARNEY

August   , 1999

                               TABLE OF CONTENTS


       PROSPECTUS SUPPLEMENT           PAGE
       ---------------------           ----
Prospectus Supplement Summary......     S-3
Use of Proceeds....................     S-7
Capitalization.....................     S-7
Recent Developments................     S-8
Business...........................     S-8
Selected Consolidated Financial
  Information......................
Management's Discussion and
  Analysis of Results of Operations
  and Financial Condition..........    S-17
Management.........................    S-25
Description of the Notes...........    S-27
Underwriting.......................    S-29
Legal Matters......................    S-30
Index to Financial Statements......     F-1



            PROSPECTUS                 PAGE
            ----------                 ----
About this Prospectus..............       2
Where You Can Find More
  Information......................       2
Corn Products International,
  Inc..............................       3
Use of Proceeds....................       4
Ratio of Earnings to Fixed
  Charges..........................       4
Description of Debt Securities.....       5
Plan of Distribution...............      12
Legal Matters......................      13
Experts............................      13


                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ADDITIONAL INFORMATION OR INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS SUPPLEMENT AND THE DATE OF THE PROSPECTUS ONLY.
                           -------------------------

     This prospectus supplement and the prospectus contain certain forward-looking statements concerning our financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions. These statements contain certain inherent risks and uncertainties. Although we believe our expectations reflected in such forward-looking statements are based on reasonable assumptions, you are cautioned that no assurance can be given that such expectations will prove correct and that actual results and developments may differ materially from those conveyed in such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include fluctuations in worldwide commodities markets and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general economic, business and market conditions in the various geographic regions and countries in which we manufacture and sell our products, including fluctuations in the value of local currencies; increased competitive and/or customer pressure in the corn refining industry; and Year 2000 preparedness. Forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus supplement. If we do update or correct one or more forward-looking statements, you should not conclude that we will make additional updates or corrections.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following is a summary and does not contain all of the information that may be important to you. You should read the entire prospectus and this prospectus supplement, as well as the documents incorporated by reference in the prospectus and the prospectus supplement, before deciding to purchase any notes. Unless the context indicates otherwise, references to "us", "we" or "Corn Products" refer to the corn refining and related businesses of Bestfoods, Inc., formerly CPC International, Inc., for periods prior to January 1, 1998 and to Corn Products International, Inc. and its subsidiaries for the periods on or after such date.

                                  THE COMPANY


     Corn Products International, Inc., together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). We are one of the largest corn refiners in the world and the leading corn refiner in South America. We are also the world's leading producer of dextrose and have a strong regional leadership in corn starch. Our consolidated operations are located in 14 countries with 26 plants and we had consolidated net sales of approximately $1.45 billion in 1998. We also hold interests through equity participation and technical licenses in unconsolidated joint ventures and allied operations in 8 other countries, which operate an additional 15 plants. Over 60% of our 1998 revenues were generated in North America, which includes our operations in the United States, Canada and Mexico, with the remainder coming from South America, Asia and Africa.


     In December 1997, Bestfoods, Inc., formerly CPC International Inc., transferred the assets and liabilities of its corn refining and related businesses to Corn Products, which at the time was a wholly-owned subsidiary of Bestfoods. On December 31, 1997, Bestfoods distributed all of the common stock of Corn Products to holders of common stock of Bestfoods. Since that time, we have operated as an independent company whose common stock is traded on the New York Stock Exchange.

                                  THE OFFERING


Issue...........................    $200,000,000 aggregate principal amount of
                                       % Senior Notes due 20  .



Maturity Date...................                         , 20  .


Interest Rate...................       % per annum, accruing from           ,
                                    1999.


Interest Payment Dates..........                   and                of each
                                    year, commencing                , 2000.


Optional Redemption.............    We may redeem the notes at any time at our
                                    option, in whole or in part, at a redemption
                                    price equal to the greater of: (i) 100% of
                                    the principal amount of the notes being
                                    redeemed; and (ii) the sum of the present
                                    values of the remaining scheduled payments
                                    of principal and interest on the notes being
                                    redeemed from the redemption date to the
                                    maturity date discounted to the date of
                                    redemption on a semi-annual basis (assuming
                                    a 360-day year consisting of twelve 30-day
                                    months) at a discount rate equal to the
                                    Treasury Rate plus           basis points.

Ranking.........................    The notes are unsecured obligations and will
                                    rank equally with our other unsecured,
                                    senior debt. At June 30, 1999, we had
                                    approximately:

                                    - $496 million of indebtedness outstanding
                                      on a consolidated basis;

                                    - $271 million of which would be
                                      structurally senior to the notes,
                                      including $264 million of foreign
                                      affiliate indebtedness.

Restrictive Covenants...........    The indenture governing the notes restricts
                                    us from creating or incurring secured debt, subject to certain exceptions, or effecting certain sales and leaseback transactions, but in either case, only to the extent that the related debt would exceed 10% of consolidated net tangible assets.

Use of Proceeds.................    We expect to use the net proceeds of the
                                    offering, estimated to be approximately
                                    $     million, to repay short term
                                    indebtedness.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     You should read the following selected historical financial data of Corn Products in conjunction with the historical financial statements and notes thereto included elsewhere in this prospectus supplement. The historical financial statements may not reflect the results of operations or financial positions that we would have obtained had we been a separate, independent company prior to our separation from Bestfoods.


                                SIX MONTHS
                                   ENDED
                                 JUNE 30,                  YEAR ENDED DECEMBER 31,
                              ---------------   ----------------------------------------------
                               1999     1998     1998    1997 PF   1996 PF   1995 PF   1994 PF
                              ------   ------   ------   -------   -------   -------   -------
                                                   (DOLLARS IN MILLIONS)
STATEMENT OF EARNING DATA:
Net sales...................  $  838   $  706   $1,448   $1,418    $1,524    $1,387    $1,385
Cost of sales...............     697      627    1,277    1,280     1,381     1,083     1,087
                              ------   ------   ------   ------    ------    ------    ------
Gross profit................     141       79      171      138       143       304       298
Selling, general and
  administrative............      64       47      101       95        88       102        99
Restructuring and other
  charges, net..............      --       --       --      109        --       (37)       19
Equity in earnings of
  unconsolidated
  affiliates................      (2)      (7)     (14)      (5)      (10)      (12)       (8)
                              ------   ------   ------   ------    ------    ------    ------
Operating income (loss).....      79       38       84      (61)       65       251       188
Financing costs.............      16        7       13       28        28        28        19
                              ------   ------   ------   ------    ------    ------    ------
Income (loss) before income
  taxes.....................      64       31       71      (89)       37       223       169
Provision (benefit) for
  income taxes..............      22       11       25      (19)       12        86        67
Minority interest...........       4        1        3        2         2         2         2
                              ------   ------   ------   ------    ------    ------    ------
Net income (loss) before
  change in accounting
  principle.................      38                43      (72)       23       135       100
                              ------   ------   ------   ------    ------    ------    ------
Cumulative effect of change
  in accounting principle...      --                --        3        --        --        --
                              ------   ------   ------   ------    ------    ------    ------
Net income (loss)...........  $   38   $   19   $   43   $  (75)   $   23    $  135    $  100
                              ======   ======   ======   ======    ======    ======    ======
BALANCE SHEET DATA:
Working capital(a)..........  $   (8)  $   31   $   60   $  (73)   $  147    $   31    $  106
Current ratio...............     1.0      1.1      1.1      0.9       1.5       1.1       1.5
Plants and properties,
  net.......................  $1,273   $1,022   $1,298   $1,057    $1,057    $  920    $  830
Total assets................  $1,997   $1,562   $1,946   $1,666    $1,663    $1,306    $1,207
Total debt..................  $  496   $  244   $  404   $  350    $  350    $  363    $  294
Deferred income taxes(b)....  $  182   $  128   $  180   $  108    $   85    $  102    $  100
Minority equity.............      90        9       91        6         9         9         8
Stockholders' equity........  $  998   $  994   $1,053   $  986    $1,025    $  600    $  550
OTHER FINANCIAL DATA:
EBITDA(c)...................  $  130   $   85   $  179   $  151    $  153    $  297    $  287
Net cash flows from
  operations................  $   78   $   28   $   90   $  215    $ (105)   $  174    $  148
Net cash used in investing
  activities................  $ (137)  $   34   $  (60)  $ (133)   $ (251)   $ (132)   $ (145)
Net cash provided by (used
  in) financing.............  $   77   $ (106)  $  (79)  $  (29)   $  357    $  (45)   $   (1)
CREDIT RATIOS:
EBIT/interest(c)............     4.9x     5.4x     6.5x     1.7x      2.3x      7.6x     10.9x
EBITDA/interest(c)..........     8.1x    12.1x    13.8x     5.4x      5.5x     10.6x     15.1x
Total debt/EBITDA(c)........     3.8x     2.9x     2.3x     2.3x      2.3x      1.2x      1.0x
Total debt/total
  capitalization(d).........    28.1%    17.7%    23.4%    24.1%     23.8%     33.8%     30.9%

Note: PF represents the combined financial position of Corn Products assuming stand-alone operations from Bestfoods.


(a) Includes short term debt.


(b) For the years ended December 31, 1994, 1995, 1996 and 1997, deferred income taxes are net of deferred tax assets.



(c) EBITDA represents operating income plus depreciation and amortization. We present EBITDA here to provide additional information about our ability to meet our future debt service, capital expenditure and working capital requirements. EBITDA is not a measure of financial performance under generally accepted accounting principles and you should not consider it as an alternative either to net income as an indicator of our operating performance or to cash flow as a measure of our liquidity.


(d) Total capitalization includes total debt, stockholders' equity, deferred taxes and minority equity.

                                USE OF PROCEEDS


     We intend to use the net proceeds from the sale of the notes to repay short term borrowings under our revolving credit facility. The revolving credit facility bears interest at a rate of 5.39% per annum and matures on December 2002. Approximately $60 million of the indebtedness to be repaid under the revolving credit facility was utilized to finance our acquisitions of Bang IL Industrial Co., Ltd. and additional shares of capital stock of CPC Rafhan, Ltd., with the remainder having been used for general corporate purposes.


                                 CAPITALIZATION


     The following table sets forth our capitalization at June 30, 1999 and as adjusted to give effect to the sale of the notes and the repayment of indebtedness with the proceeds of the offering without giving effect to fees and expenses.



                                                                   JUNE 30, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
Cash and cash equivalents.................................    $   51.0     $   51.0
                                                              ========     ========
Short term borrowings and current portion of long-term
  debt....................................................    $  347.0     $  147.0
Long-term debt:
    % Senior Notes due 20  ...............................          --        200.0
  Other long-term debt....................................       149.0        149.0
                                                              --------     --------
     Total long-term debt.................................       149.0        349.0
                                                              --------     --------
Total debt................................................       496.0        496.0
Deferred taxes on income..................................       182.0        182.0
Minority stockholders' equity.............................        90.0         90.0
Total stockholders' equity................................       998.0        998.0
                                                              --------     --------
  Total Capitalization....................................    $1,766.0     $1,766.0
                                                              ========     ========

                              RECENT DEVELOPMENTS


     During the first quarter of 1995, we entered into a joint venture with Arancia, S.A. de C.V., a corn refining business located in Mexico. In October 1998, we entered into agreements to acquire the remaining interest in the joint venture in three transactions over the next several years. The closing of the initial transaction occurred on December 1, 1998, in which we obtained effective control of the joint venture through the issuance of common stock and the payment of cash. We have the option to acquire all of the remaining interest in the joint venture in two additional transactions using cash or a combination of cash and stock. The fair value of the net assets of the joint venture at December 1, 1998 was $136 million. In addition we recorded goodwill of $127 million.


     On January 14, 1999, we acquired the assets of Bang IL Industrial, a Korean corn refiner. The assets that we purchased included the net working capital, plant, property and equipment of the corn wet milling business of Bang IL Industrial. On June 24, 1999, we increased our ownership of CPC Rafhan, our Pakistan affiliate, through the purchase of shares of CPC Rafhan. The transaction increased our ownership interest in CPC Rafhan to approximately 70%. Cash consideration for the Korean and Pakistani acquisitions totaled $75 million, which we funded primarily from a combination of debt borrowed in the United States and from local banking sources.

                                    BUSINESS

OVERVIEW

     Our corn refining business dates back to the original formation of Bestfoods' predecessor over 90 years ago. In 1906, Corn Products Refining Company was formed through an amalgamation of virtually all the corn syrup and starch companies in the United States. International expansion followed soon thereafter. In 1928, our business commenced South American operations in Brazil, followed quickly by expansions into Argentina and Mexico.

     Corn refining is a capital-intensive two-step process that involves the wet milling and processing of corn. During the front end, corn is steeped in water and separated into starch and co-products such as animal feed and germ. The starch is then either dried for sale or further modified or refined through various processes to make sweeteners and other starch-based products designed to serve the particular needs of various industries. Our sweetener products include high fructose corn syrups, glucose corn syrups, high maltose corn syrups, dextrose, maltodextrins and glucose and corn syrup solids. We also produce industrial and food grade starches.

     We supply a broad range of customers in over 60 industries. Our most important customers are in the food and beverage, pharmaceuticals, paper products, corrugated and laminated paper, textiles and brewing industries and in the animal feed markets worldwide.

BUSINESS STRATEGY

     Our vision is to be "your local resource, worldwide" to users of corn refined products. We plan on working toward achieving our vision by continuously focusing on our customers and by providing an environment that attracts and retains competent and committed employees and by seeking to implement the following closely linked strategies, pursuing our "Strategize globally -- Execute locally" approach:

     - Drive for leadership in delivered cost efficiency in the markets we serve. Since our business is cost-driven, we intend to continue implementing productivity improvements and cost-reduction efforts at our factories. We expect to improve facility reliability with ongoing preventative maintenance, and to continue to reduce logistics, raw material and supply costs through a combination of local and corporate strategic procurement. In the sales, general and administrative areas, we plan on continuing to benchmark and analyze costs and processes to further assure cost competitiveness.

     - Maintain our leadership positions, globally in dextrose and regionally in starch. We plan to continue to leverage our worldwide market-leading dextrose business. We believe that recently completed expansions and product-quality investments position us for sales growth over the next several years. We intend to invest to satisfy future customer demand and to maintain our share leadership. In starch, we plan to support our regional leadership position through product line extensions and capacity investment as appropriate.

     - In North America, concentrate on continuing to restore acceptable profitability in the United States, and invest to strengthen this large regional business. We plan to continue to focus our North American organization to regain the profitability we sustained in the early 1990's. At the same time, we intend to seek investment, acquisition and alliance opportunities that have a good strategic fit with our plant processes, products and technical skills to improve profitable "top-line" growth.

     - Outside of North America, continue to improve our solid South American business through organic and external growth investments adapted to the macro-economic environment. Elsewhere, we intend to selectively enter new countries through acquisitions and alliances to enhance geographic business positions. This overarching long-term strategy is adapted in the short term as needed to periodic swings in economic growth and currency values. We expect that our skilled local management team, developed over decades of operating within South America, will seek to optimize our existing business base and adapt investments in the short term to the changing environment. Throughout Asia and Africa, we intend to continue growing our existing base while seeking additional profitable growth through acquisitions and strategic alliances.

     - Evaluate growth opportunities. When vital to our prospects, we plan to make significant investments we believe will provide our stockholders reliable profitable returns and provide us with strong geographic or product-based business positions.

PRODUCTS

     Sweetener products account for approximately 50% of our net sales, starch products account for approximately 25% of net sales, and co-products account for approximately 25% of net sales.

     Sweetener Products. Sweetener products accounted for 50%, or $731 million, 54%, or $761 million, and 55%, or $842 million, of our net sales in 1998, 1997 and 1996, respectively.

          High Fructose Corn Syrup. We produce three types of high fructose corn syrup: (i) HFCS-55, which is primarily used as a sweetener in soft drinks made in the United States, Canada, Mexico and Japan, (ii) HFCS-42, which is used as a sweetener in various consumer products such as fruit-flavored beverages, yeast-raised breads, rolls, dough, ready-to-eat cakes, yogurt and ice cream, and (iii) HFCS-90, which is used in specialty and low calorie foods.

          Glucose Corn Syrups. Corn syrups are fundamental ingredients in many industrial products and are widely used in food products such as baked goods, snack foods, beverages, canned fruits, condiments, candy and other sweets, dairy products, ice cream, jams and jellies, prepared mixes and table syrups. We offer corn syrups that are manufactured through an ion exchange process, a method that creates the highest quality, purest corn syrups.

          High Maltose Corn Syrup. This special type of glucose syrup has a unique carbohydrate profile, making it ideal for use as a source of fermentable sugars in brewing beers. High maltose syrups are also used in the production of confections, canning and some other food processing applications.

          Dextrose. We currently produce dextrose products that are grouped in three different categories -- monohydrate, anhydrous and specialty. Monohydrate dextrose is used across the food industry in many of the same products as glucose corn syrups, especially in confectionery applications. Anhydrous dextrose is used to make solutions for intravenous injection and other pharmaceutical applications, as well as some specialty food applications. Specialty dextrose products are used in a wide range of applications, from confectionery tableting to dry mixes to carriers for high intensity sweeteners. Dextrose also has a wide range of industrial applications, including use in wall board and production of surface agents and moisture agents, and as the base for fermentation products including vitamins, organic acids, amino acids and alcohol.

          Maltodextrins and Glucose and Corn Syrup Solids. These products have a multitude of food applications, including formulations where liquid corn syrups cannot be used. Maltodextrins are resistant to browning, provide excellent solubility, do not retain moisture, and are ideal for their carrier/bulking properties and are used in applications related to the production of spice blends and flavoring agents. Corn syrup solids have a bland flavor, remain clear in solution, and are easy to handle and also provide bluing properties. These are used in beverage and ice cream applications.

     Starch Products. Starch products accounted for 25%, or $357 million, 23%, or $328 million, and 22%, or $336 million, of our net sales in 1998, 1997 and 1996, respectively. Starches are an important component in a wide range of processed foods, used particularly as a thickener and binder. Corn starch is also sold to corn starch packers for sale to consumers. Starches are also used in paper production to produce a smooth surface for printed communications and to improve strength in today's recycled papers. In the corrugating industry, starches are used to produce high quality adhesives for the production of shipping containers, display board and other corrugated applications. The textile industry has successfully used starches for over a century to provide size and finishes for manufactured products. Industrial starches are used in the production of construction materials, adhesives, pharmaceuticals and cosmetics, as well as in mining, water filtration and oil and gas drilling.

     Enzymes. Enzymes are produced and marketed for a variety of food and industrial applications.

     Co-Products. Co-products are produced during the wet milling process and accounted for 25%, or $360 million, 23%, or $329 million, and 23%, or $346 million, of our net sales in 1998, 1997 and 1996, respectively. Refined corn oil is sold to packers of cooking oil and to producers of margarine, salad dressings, shortening, mayonnaise and other foods. Corn gluten feed is sold as animal feed. Corn gluten meal and steepwater are sold as additives for animal feed.

OPERATIONS


     Our North American operations, which include the U.S., Canada and Mexico, operate 11 plants producing regular and modified starches, dextrose, high fructose and high maltose corn syrups and corn syrup solids, dextrins and maltodextrins, caramel color and sorbitol. Our plant in Bedford Park, Illinois is a major supplier of starch and dextrose products for our U.S. and export customers. Our other U.S. plants in Winston-Salem, North Carolina and Stockton, California enjoy strong market shares in their local areas, as do our Canadian plants in Cardinal, London and Port Colborne, Ontario. We are the largest corn refiner in Mexico and were first to locally produce HFCS-55 for sale to the Mexican soft drink bottling industry, having completed a high fructose corn syrup channel at the San Juan Del Rio plant in 1997. Sixty-three percent of our net sales in 1998 were generated in North America.



     We are the largest corn refiner in South America, with leading market shares in Chile, Brazil and Colombia and a strong position in Argentina. Our South American consolidated operations have 11 plants that produce regular, modified, waxy and tapioca starches, high maltose and corn syrups, dextrins and maltodextrins, dextrose, caramel color, sorbitol and vegetable adhesives. In 1998, we completed a significant grind and finished product expansion at our Baradero, Argentina plant. In addition, we acquired a small manioc starch plant in Brazil and a small sorbitol producer in Ecuador. Thirty-seven percent of our net sales in 1998 were generated outside of North America.


     We have additional subsidiaries in Kenya, South Korea, Malaysia and Pakistan, which operate four additional plants. These operations produce modified, regular, waxy and tapioca starches, dextrins, glucose, dextrose and caramel color.

     In addition to the operations in which we engage directly, we have numerous strategic alliances through technical license agreements with companies in Australia, India, Japan, New Zealand, Thailand, South Africa, Zimbabwe, Serbia and Venezuela. As a group, our strategic alliance partners operate 14 plants and produce high fructose, glucose and high maltose syrups (both corn and tapioca), regular, modified, waxy and tapioca starches, dextrose and dextrins, maltodextrins and caramel color. These products have leading market positions in many of their target markets.

COMPETITION

     The corn refining industry is highly competitive. Most of our products compete with virtually identical products and derivatives manufactured by other companies in the industry. The U.S. is the most competitive market with participation by eleven corn refiners. Competitors include ADM Corn Processing Division, a division of Archer Daniels Midland Company, Cargill, A.E. Staley Manufacturing Co., a subsidiary of Tate & Lyle,

PLC, and National Starch and Chemical Company, a subsidiary of Imperial Chemicals Industries plc. In South America, Cargill has corn refining operations in Brazil, National Starch has operations in Brazil and Mexico, and ALMEX, a joint venture between ADM and Staley, has operations in Mexico. Several local corn refiners also operate in South America. Competition within markets is largely based on price, quality and product availability.

     Several of our products also compete with products made from raw materials other than corn. High fructose corn syrup and monohydrate dextrose compete principally with cane and beet sugar products. Co-products such as corn oil and gluten meal compete with products of the corn dry milling industry and with soybean oil and soybean meal. Fluctuations in prices of these competing products may affect prices of, and profits derived from, our products.

CUSTOMERS

     We supply a broad range of customers in over 60 industries. Historically, Bestfoods' worldwide branded foods business has been one of our largest customers, accounting for approximately 11% of total sales in 1998. In addition, approximately 15% of our 1998 worldwide sales were of high fructose corn syrup to international, regional and local companies engaged in the soft drink industry, primarily in North America. No other customer accounted for more than 10% of our 1998 sales.

RAW MATERIALS

     The basic raw material of the corn refining industry is yellow dent corn. In the United States, the corn refining industry processes about 10% to 15% of the annual U.S. corn crop. The supply of corn in the United States has been, and is anticipated to continue to be, adequate for our domestic needs. The price of corn, which is determined by reference to prices on the Chicago Board of Trade, fluctuates as a result of three primary supply factors -- farmer planting decisions, climate and government policies -- and three major market demand factors -- livestock feeding, shortages or surpluses of world grain supplies and domestic and foreign government policies and trade agreements.

     Corn is also grown in other areas of the world, including Canada, South Africa, Argentina, Brazil, China and Australia. Our affiliates outside the United States utilize both local supplies of corn and corn imported from other geographic areas, including the United States. The supply of corn for these affiliates is also generally expected to be adequate for our needs. Corn prices for our non-U.S. affiliates generally fluctuate as a result of the same factors that affect U.S. corn prices.

     Due to the competitive nature of the corn refining industry and the availability of substitute products not produced from corn, such as sugar from cane or beet, end product prices may not necessarily fluctuate in relation to raw material costs of corn.

     Over 55% of our starch and refinery products are sold at prices established in supply contracts lasting for periods of up to one year. The remainder of our starch and refinery products is not sold under firm pricing arrangements and actual pricing for those products is affected by the cost of corn at the time of production and sale.

     We follow a policy of hedging our exposure to commodity fluctuations with commodities futures contracts for certain of our North American corn purchases. All firm priced business is hedged when contracted. Other business may or may not be hedged at any given time based on management's judgment as to the need to fix the costs of raw materials to protect our profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of those commodities and are included in cost of sales when purchased. See "Management Discussion and Analysis of Results of Operations and Financial Conditions -- Risk and Uncertainties -- Commodity Costs."


RESEARCH AND DEVELOPMENT

     Our product development activity is focused on developing product applications for identified customer and market needs. Through this approach, we have developed value-added products for use in the corrugated paper, food, textile, baking and confectionery industries. We usually collaborate with customers to develop the desired product application either in the customers' facilities, in our technical service laboratories or on a contract basis. Our marketing, product technology and technology support staffs devote a substantial portion of their time to these efforts. Product development is enhanced through technology transfers pursuant to existing licensing arrangements.

SALES AND DISTRIBUTION

     Salaried sales personnel, who are generally dedicated to customers in a geographic region, sell our products directly to manufacturers and distributors. In addition, we have a staff that provides technical support to the sales personnel on an industry basis. We generally utilize contract truckers to deliver bulk products to customer destinations but also have some of our own trucks for product delivery. In North America, the trucks generally ship to nearby customers. For those customers located considerable distances from our plants, a combination of rail cars and trucks is used to deliver product. Rail cars are generally leased for terms of five to fifteen years.

PATENTS, TRADEMARKS AND TECHNICAL LICENSE AGREEMENTS

     We own a number of patents, which relate to a variety of products and processes and a number of established trademarks under which we market such products. We also have the right to use certain other patents and trademarks pursuant to patent and trademark licenses. We do not believe that any individual patent or trademark is material. There is not currently any pending challenge to the use or registration of any of our significant patents or trademarks that would have a material adverse impact on us or our results of operations.

     We are a party to nine technical license agreements with third parties in other countries under which we provide technical, management and business advice on the operations of corn refining businesses and receives royalties in return. These arrangements provide us with product penetration in the various countries in which they exist, as well as experience and relationships that could facilitate future expansion. The duration of the agreements ranges from one to ten years or longer, and many of these relationships have been in place for many years. These agreements in the aggregate provide approximately $5 million of annual revenue.

EMPLOYEES

     As of June 30, 1999, we had approximately 5,700 employees, of which approximately 1,000 were located in the U.S. Approximately 30% of U.S. and 28% of non-U.S. employees are unionized. We believe our union and non-union employee relations are good.

PROPERTIES


     We operate 26 facilities, 25 of which are owned and one of which is leased in Jundiai, Brazil. In addition, we own our corporate headquarters in Bedford Park, Illinois. While we have achieved high capacity utilization, we believe our facilities are sufficient to meet our production needs for the foreseeable future. We have preventive maintenance and de-bottleneck programs to further improve grind capacity and facility reliability. The following list details the location of our manufacturing facilities:


U.S.
Stockton, California
Bedford Park, Illinois
Winston-Salem, North Carolina
Beloit, Wisconsin
CANADA
Cardinal, Ontario
London, Ontario
Port Colborne, Ontario
MEXICO
San Juan del Rio
Guadalajara (2 plants)
Mexico City
SOUTH AMERICA
Baradero, Argentina
Balsa Nova, Brazil
Cabo, Brazil

Conchal, Brazil

Jundiai, Brazil
Mogi-Guacu, Brazil
Llay-Llay, Chile
Barranquilla, Colombia
Cali, Colombia
Medellin, Colombia
Guayaquil, Ecuador
AFRICA
Eldoret, Kenya
ASIA
Petaling Jaya, Malaysia
Faisalabad, Pakistan
Inchon, South Korea

In addition to the foregoing, we have interests in 15 plants through unconsolidated joint ventures and allied operations.

     We have electricity co-generation facilities at all of our U.S. and Canadian plants, as well as our plants in San Juan del Rio, Mexico, Baradero, Argentina and Faisalabad, Pakistan, that provide electricity at a lower cost than is available from third parties. We generally own and operate such co-generation facilities ourselves, but we have two large facilities in Stockton, California and Cardinal, Ontario that are owned by, and operated pursuant to co-generation agreements with, third parties.

     We believe we have competitive, up-to-date and cost-effective facilities. In recent years, significant capital expenditures have been made to update, expand and improve our facilities, averaging in excess of $140 million per year for the last five years. Capital investments have included the rebuilding of plants in Cali, Columbia and Baradero, Argentina; an expansion of both grind capacity and dextrose production capacity at the

Argo facility in Bedford Park, Illinois; entry into the high maltose corn syrup business in Brazil, Columbia and Argentina; the installation of energy co-generation facilities in Canada; and a major expansion of the San Juan del Rio plant to produce high fructose corn syrup. We believe these capital expenditures will allow us to operate highly efficient facilities for the foreseeable future and with further annual capital expenditures that are in line with historical averages.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

     As a manufacturer and maker of food items and items for use in the pharmaceutical industry, our operations and the use of many of our products are subject to various U.S., state, foreign and local statutes and regulations, including the Federal Food, Drug and Cosmetic Act and the Occupational Safety and Health Act, and to regulation by various government agencies, including the United States Food and Drug Administration, which prescribe requirements and establish standards for product quality, purity and labeling. The finding of a failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines. We may also be required to comply with U.S., state, foreign and local laws regulating food handling and storage. We believe these laws and regulations have not negatively affected our competitive position.

     Our operations are also subject to various U.S., state, foreign and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, and other regulations intended to protect public health and the environment. We believe we are in material compliance with all such applicable laws and regulations. Based upon current laws and regulations and the interpretations thereof, we do not expect that the costs of future environmental compliance will be a material expense. However, there can be no assurance that we will remain in compliance or that the costs of remaining in compliance will not have a material adverse effect on our financial condition and results of operations.

     We currently anticipate spending approximately $7 million in fiscal 1999 for environmental control equipment to be incorporated into existing facilities and in planned construction projects. This equipment is intended to enable us to continue our policy of compliance with existing known environmental laws and regulations. Under the U.S. Clean Air Act Amendments of 1990, air toxin regulations will be promulgated for a number of industry source categories. The U.S. Environmental Protection Agency's regulatory timetable specifies the promulgation of standards for vegetable oil production and for industrial boilers by the year 2000. At that time, our U.S. facilities may require additional pollution control devices to meet these standards. Currently, we can not accurately estimate the ultimate financial impact of the standards.

RELATIONSHIP WITH BESTFOODS

     In connection with the spin-off of Corn Products from Bestfoods at the end of 1997, we entered into various agreements with Bestfoods for the purpose of governing certain of the ongoing relationships with Bestfoods.

     We also entered into a tax indemnification agreement that requires us to indemnify Bestfoods against tax liabilities arising from the loss of the tax-free reorganization status of the spin-off. This agreement could restrict us, until December 31, 1999, from entering into certain transactions, including limitations on the liquidation, merger or consolidation with another company, certain issuance and redemption of common stock and the distributions or sale of certain assets.


     We further entered into a master supply agreement to supply Bestfoods and its affiliates with certain corn refining products at prices based generally on prevailing market conditions for a minimum two-year term, ending December 31, 1999. Pursuant to the master supply agreement, Bestfoods purchases certain products exclusively from us and we are restricted from engaging in certain activities that are competitive with Bestfoods involving the sale, manufacture or packaging of corn starch, corn oil, corn syrup and dextrose which are branded and packaged for sale to the retail trade, club stores, mass merchandisers and food services sector. These are activities in which we have not engaged in the past. The master supply agreement is renewable for successive one year terms, in whole or in part, upon mutual agreement of the parties. At this time, neither party has expressed an intention not to renew the master supply agreement upon its expiration and we are currently negotiating the terms of a renewal with Bestfoods.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION


     Corn Products became an independent and public company as of December 31, 1997 after being spun off from Bestfoods. This discussion and the comparative financial statements included in this prospectus supplement were prepared by attributing the historical data for Bestfoods' corn refining business to Corn Products. The results for the periods prior to December 31, 1997 were extracted from the consolidated results of Bestfoods, of which we were an integral part until spun off as a separate operation. This may not necessarily be indicative of the result of operations or the financial position that we would have obtained during the periods shown had we been independent.


     During our first year as an independent public company, we made considerable progress in improving profitability by focusing all our operations on pricing, volume, costs and efficiencies, and enhancing the quality of products and customer services. Our primary goal is to return to a satisfactory level of profitability. Our objective is to provide continuously increasing returns to our shareholders. Our strategy is to drive for delivered cost leadership in the markets we serve and maintain our market positions -- in particular, our product leadership positions globally in dextrose and regionally in starch.

     Our business grew solidly in 1998 as our North American business returned to profitability, although still below the profit levels we saw only a few years ago. The over-supply situation in the U.S. sweeteners' marketplace which developed in 1996 for high fructose corn syrup, led to significant price declines in 1997. The supply/demand balance improved in 1997 and continued to show improvement in 1998, but is still below historical levels. Profitability has not returned to the levels experienced in 1994 and 1995.


     In 1999, the supply/demand balance has continued to improve and we have experienced better margins. We intend to concentrate on restoring the United States to higher profitability, and plan to make investments that we expect to strengthen our largest regional business. This will include taking advantage of our positions throughout Canada, Mexico and the United States to maximize our regional strength.



     In December 1998, we completed a transaction to acquire the majority control of Arancia-CPC, our joint venture in Mexico. Based on 1998 results, we expect this acquisition to add approximately $350 million in annual net sales and to place us solidly as the No. 3 producer in NAFTA. Outside of North America in 1998, we experienced continued volume growth, although at a slower pace than experienced in prior years. In many countries where we do business, the rate of economic progress of recent years slowed as the financial market turmoil, which began in Asia, spread to South America. The resulting reduced growth of some of our customers negatively impacted our profits returns in 1998 as demand weakened and limited our ability to adjust prices. In 1999, we anticipate improvement in some areas, but see difficulties in areas such as Brazil after the devaluation of its currency in January of 1999. Our 70-year presence in South America has given us experience in how to successfully manage through turbulent economic times. We plan to further improve our solid South American business through timely growth investments. Elsewhere, we plan to selectively enhance our other geographic positions. At the start of 1999, we acquired the corn refining business of Bang IL in South Korea, which we expect, based on 1998 results, will add $65 million in annual net sales in 1999.

RESULTS OF OPERATIONS -- THREE AND SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO
                         THREE AND SIX MONTHS ENDED JUNE 30, 1998

     Net sales. Second quarter 1999 net sales totaled $441 million, up 20% over comparable 1998 sales of $367 million. Volumes were up 27% with the addition of sales from the acquired companies in Mexico and Korea. Sales from these acquisitions contributed 29%. Lower currency exchange rates throughout the world resulted in a 9% reduction in revenues while lower prices resulted in a 3% reduction. For the six months, Net Sales grew 19% to $838 million from $705 million in 1998, on 25% higher volumes partially offset by lower exchange rates.

     North American net sales were up 33% in the three months ended June 30, 1999, from the same quarter last year with increased volumes contributing 40%. Excluding the addition from the full consolidation of the Mexican business, 1999 second quarter net sales were 5% lower than the comparable period last year. This reflected the effect of 7% lower prices following lower corn costs, partially offset by a 2% increase from higher volumes. Year to date, North American sales grew 35% over last year, reflecting the addition of the Mexican acquisition. Excluding the Mexican acquisition, net sales were 5% lower than last year, reflecting 4% lower prices following lower corn costs and a 1% reduction due to currency devaluation.

     Outside of North America, second quarter 1999 net sales were down 2% from the second quarter of 1998 with a 24% decline from lower exchange rates, mostly related to the devaluation of the Brazilian Real but also including the devaluation of the Colombian Peso and Pakistani Rupee. Overall, higher volumes contributed 17% to net sales while local currency price/mix added 5%. Excluding Korea, increased volumes added 4% to net sales, reflecting the rebound of the Brazilian business following the first quarter contraction resulting from the Real devaluation, and strong gains made by Pakistan. For the six months ended June 30, 1999, net sales were 7% lower than last year, due primarily to effects of currency devaluation, principally Brazil, which reduced sales by 26%. Excluding the Korean acquisition, higher volumes added 1% while local currency price increases added 7%.

     Cost of sales and operating expenses. Costs of sales for the second quarter of 1999 were up 11% over the comparable quarter last year, well below the 27% increase in volumes, as gross corn costs declined and we continued to achieve improved operating efficiencies. Gross profits for the quarter increased 92% from the second quarter 1998 to $77 million, reflecting an improvement in the gross profit margin to 17% of net sales from 11% in 1998. Lower net corn costs in North America contributed to improved margins. Year to date, cost of sales were up 11% over 1998 on a 25% increase in volumes. Gross profit improved 58% to $141 million from $79 million in 1998 as the gross profit margin increased to 17% of net sales from 11%. The improvement in the gross profit margin is attributable to North America and reflects lower corn costs and manufacturing expense.

     Operating expenses for the quarter ended June 30, 1999, totaled $33 million, a 41% increase over the comparable period in 1998, reflecting the inclusion of the Mexican and Korean acquisitions. Operating expenses have remained approximately 7% of net sales. Second quarter fees and income from unconsolidated subsidiaries decreased to $0.5 million, from $3.5 million in 1998. The decline is attributable to the former Mexican joint venture now being consolidated, other fees and income have remained fairly constant compared to the prior year. For the six months, operating expense totaled $64 million, a 34% increase over 1998, and remained at approximately 7% of sales.

     Operating income. Second quarter operating income was up 120% over 1998 to $45 million from $20 million. North America advanced strongly with operating income of $26 million, up from $4 million in the second quarter of 1998. The improvement came from higher profit margins in the U.S. and Canada and the inclusion of full earnings from the Mexican acquisition. Outside of North America, operating income in the second quarter also advanced 24% over 1998 to $23 million from $18 million, reflecting the strong performance of the Korean acquisition and despite the economic crisis created in South America by the Brazilian devaluation. Brazil recovered as operating income grew 11% over the same quarter last year, partially offsetting continued weakness in Argentina and Chile. Year to date, operating income grew 107% to $79 million from $38 million in 1998. North America operating income increased more than 9 times to $46 million from $5 million in 1998, reflecting the improved margins as well as the Mexican acquisition.

     Financing costs. Financing costs for the second quarter 1999 were $8.3 million, up from $2.5 million in the comparable period last year, reflecting the debt taken on with the Mexican and Korean transactions. Year to date financing costs rose to $15.6 million from $7.5 million in 1998.

     Provision for income taxes. The effective tax rate remained at 35% in the second quarter and year to date 1999, unchanged from the rate at June 30, 1998. The tax rate is estimated based on the expected mix of domestic and foreign earnings for the year.

     Net income. Net income for the quarter ended June 30, 1999, grew 103% to $22 million, or $0.58 per diluted share, from $10.7 million, or $0.30 per diluted share, in the second quarter of 1998. The improvement is attributable to the improvement in the North America operations and the accretive acquisitions in Mexico and Korea. For the six months ended June 30, 1999, net income doubled to $37.5 million, or $1.00 per diluted share, from $18.7 million, or $0.52 per diluted share, in 1998. As with the quarter, the improvement is attributable to North America operations and the accretive acquisitions in Mexico and Korea.

     Comprehensive income. Comprehensive income for the second quarter 1999 was higher than the second quarter 1998 and resulted from improved net income and no net change in currency translation, as negative adjustments, principally from the Brazilian Real to the U.S. dollar, were offset by translation gains in Canada and Korea. This compared to a $7 million negative adjustment for the comparable quarter in 1998. Year to date, the decline in comprehensive income resulted from the translation of net assets and liabilities denoted in local currencies into U.S. dollars at lower translation rates. The $76 million currency translation adjustment for the six months ended June 30, 1999, compared to an $11 million adjustment for the comparable period in 1998 and is related primarily to the translation of fixed assets in Brazil from the Real to the U.S. dollar after the Brazilian devaluation.

RESULTS OF OPERATIONS -- 1998 COMPARED TO 1997, 1997 COMPARED TO 1996

     Net sales. 1998 net sales grew 2% to $1,448 million from $1,418 million in 1997, with 4% higher volume. 1998 pricing was lower in some areas than in 1997, reflecting the passthrough of lower corn costs and lower exchange rates. However, in North America, net sales grew by 5%, including one month of additional sales from our Mexican operations, resulting from our increased investment. Pricing in the U.S. business rebounded from a disappointing 1997 with a 4% increase in net sales on 1% higher volume. The down cycle in high fructose corn syrup, which hit a pricing low in 1997, improved somewhat in 1998, but still remains low versus historical levels. In Canada, lower pricing and lower exchange rates offset volume gains resulting in a 9% reduction in net sales. Outside of North America, net sales declined 2% as lower exchange rates and prices more than offset volume gains of 7%.

     1997 net sales were down 7% from $1,524 million in 1996. The 1997 net sales decline came, despite 5% volume growth, as lower corn costs combined with excess supply in the high fructose corn syrup business resulting in significantly lower prices. Excess supply was caused by significant new capacity coming on stream and a lower than expected increase in demand from Mexico.

     Cost of sales and operating expenses. Cost of sales for 1998 was marginally lower than 1997, despite the 4% increase in volume. Lower cost of sales resulted from lower corn costs and operating efficiencies. Consequently, 1998 gross profit margins improved to 12% of sales, from 10% in 1997 and 9% in 1996. The North American business showed a significant turnaround in 1998; however, further improvement is still necessary to achieve an acceptable level of return. Operations outside of North America continue to achieve good profit, although somewhat moderated, as the emerging markets work through the effects of the financial market turmoil. Cost of sales in 1997 was 7% below 1996. The high costs of corn experienced in 1996 declined during 1997. In 1996, cost of sales included a $40 million write down for certain liquidated corn futures positions, when corn prices fell sharply toward the end of the year.

     Operating expense increased 6% to $101 million in 1998 from $95 million in 1997 and $88 million in 1996. The increase in 1998 operating expense was largely due to corporate costs associated with being a stand-alone entity. Excluding the increased corporate cost, 1998 operating expense declined 2% from the prior year.

     Equity in earnings of unconsolidated affiliates improved in 1998, compared to 1997, primarily due to improved results in the Mexican joint venture.

     Restructuring charge. In 1997, we recorded a $94 million pre-tax ($71 million after tax) restructuring charge. The charge was primarily for severance and severance related costs for more than 200 employees, principally in our international operations. We have used the majority of the restructuring provision.

     Spin-off costs. In 1997, we also recorded a $15 million pre-tax ($12 million after tax) charge for costs related to the spin-off of the corn refining business from Bestfoods.

     Operating income. Operating income for 1998 was $84 million, up from $48 million in 1997, excluding special charges for spin-off and restructuring. In North America, 1998 operating income improved $50 million from 1997 reflecting improved margins in high fructose corn syrup and glucose, and solid results in Mexico. Outside of North America, operating income was down 7% to $76 million dollars from the $82 million achieved in 1997.

     Excluding the restructuring charge and spin-off costs described above, 1997 operating income declined 26% from 1996 to $48 million, primarily attributable to the unfavorable high fructose pricing situation in North America.

     Financing costs. 1998 financing costs decreased approximately 50% to $13 million from $28 million in 1997, as we significantly reduced our borrowings through most of the year. Lower borrowings resulted from better operating performance and the consequent improved cash flow.

     1997 financing costs were in-line with 1996 as debt allocated by Bestfoods (the then parent company) and interest rates both remained relatively stable.

     Provision for income taxes. Our effective tax rate for 1998 was 35%. This represents the favorable effect of foreign source income in countries where tax rates are generally lower than in the United States. In 1997, we reported a pre-tax loss arising from restructuring and spin-off charges. The tax benefit rate attributed to these special items was 24%. The tax rate attributed to 1997 operating profits was 35%. This resulted in a net effective rate of 21% for 1997. The effective rate in 1996 of 33.6% was an assumed rate for Bestfoods.

     Cumulative effect of a change in accounting principle. In 1997, we recorded a $3 million after-tax charge because of a change in accounting principal. The change in accounting principal resulted from a pronouncement by the Emerging Issues Task Force requiring companies to expense certain previously capitalized re-engineering costs.

     Net income. Net income for 1998 totaled $43 million compared to $11 million in 1997, excluding the after tax effect of special charges in 1997. The improvement in net income largely reflects the improvement in the North American business, as well as the lower financing costs. The 1997 net loss was $75 million, including the special charges for restructuring, spin-off and the cumulative effect of change in accounting principal. 1996 net income was $23 million, reflecting adverse corn prices and the write-down of corn futures.

     Earnings per share increased to $1.19 per fully diluted share, up from the $0.30 per share before the restructuring and spin-off costs and change in accounting principle, or a loss of $2.10 after these charges.

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 1999, our total assets increased to $1,997 million from $1,946 million at December 31, 1998. The increase in total assets reflects the acquisition of the Korean business adding to our asset base, partially offset by the effects of lower exchange rates, principally in Brazil, used to translate our foreign asset values. Total assets increased to $1,946 million at December 31, 1998 from $1,666 million at December 31, 1997. This increase was the result of the consolidation of our Mexican operations, which added $400 million in assets. Excluding this transaction, total assets declined $120 million, reflecting the repayment of a $60 million loan made to the Mexican venture prior to the consolidation. The proceeds from the loan, along with cash, were used to repay $114 million in revolving debt in the United States and Canada. The effect of weaker currencies also reduced total assets.

     In the past five years, we have invested over $700 million in capital projects and modernized or expanded most of our plants in line with projected market demand. We plan to continue investing to meet customer demand and drive for delivered cost leadership.

     Net cash flows. Second quarter 1999 net cash flows were used to fund our capital investment program, the acquisition of minority interest in our Pakistan affiliate, the quarterly dividend payment, and the previously announced common stock repurchase program. In addition there was the normal seasonal increase in North American working capital. In the six-month period of 1999, net cash flows were also used to help fund the acquisition of our new South Korean affiliate. For the six months ending June 30, 1999, net cash flows from operating activities were $78 million, compared to $28 million in the first half of 1998, reflecting the higher net income and lower working capital change. Cash flows in 1998 continued to fund our working capital, capital expenditure program and a modest dividend payment. Net cash flows from 1998 operations were $90 million, down from $215 million in 1997. The 1997 cash flows included the results of the additional quarter of operations outside of North America due to the change in the year-end reporting period. 1997 cash flow from operations was exceptionally high, despite the net loss for the year, and resulted from reductions in trade working capital combined with the adjustment for the restructuring charge and spin-off costs described above. In 1996, lower net income, together with higher working capital, resulted in a negative cash flow from operations.

     Cash used for investing activities totaled $137 million for the first six months of 1999, reflecting the acquisitions in Korea and Pakistan, and $62 million in net capital investments. For the comparable period in 1998, cash from investing activities totaled $34 million, reflecting the receipt of the repayment of a $60 million loan made by the company to Arancia-CPC and net capital expenditures of $26 million. First half 1999 capital expenditures are in line with planned expenditures. The spending is primarily carry-over projects from the prior year, approximately 70% of which is outside the U.S., and reflects the Company's plan to continue investing, based on business opportunity and cash flow availability, to meet customer demand and drive for delivered cost leadership. Capital expenditure in the U.S. was primarily carry-over of the previously announced dextrose expansion project. Cash used for investing activities in 1998 was $60 million, compared to $133 million in 1997. This resulted from lower capital expenditures of $91 million, compared to $116 million in 1997, the receipt of the repayment of the $60 million loan noted above and the initial payment for the consolidation of the Mexican operations. In 1996, we expended $251 million for investing activities. This amount included $191 million for net capital expenditures and the $60 million loan to our Mexican joint venture to fund capital projects, which was repaid in 1998.

     We have a $340 million 5-year revolving credit facility in the United States due December 2002. In addition, we have a number of short term credit facilities consisting of operating lines of credit. At June 30, 1999, we had total debt outstanding of $496 million compared to $404 million December 31, 1998. The increase in debt is attributable to the Korean acquisition, the increased investment in Pakistan, and higher working capital. The debt outstanding consisted of $225 million drawn from the unsecured revolving credit facility in the United States at a rate of 5.39%. The balance represents affiliate long-term debt of $149 million, mostly assumed in the Arancia transaction, and $122 million in short term borrowings of foreign affiliates under local country operating lines in various currencies. The weighted average interest rate of affiliate debt was 8.55%.

RISK AND UNCERTAINTIES

     We operate in one business segment and in 22 countries. In each country, the business and assets are subject to varying degrees of risk and uncertainty. We insure our business and assets in each country against insurable risk in a manner that we deem appropriate. We believe there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect our results. We also have policies to handle other financial risks discussed below.

     Commodity Costs. Our finished products are made primarily from corn. Purchased corn accounts for 40% to 65% of finished product costs. In North America, we sell a large portion of finished product at firm prices established in supply contracts lasting for periods of up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts, or take hedging positions in the corn futures market. From time to time, we may also enter into anticipatory hedges. These contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the fixed contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures the Company is hedging generally offset such fluctuations. While the corn futures contracts or hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished product under long-term firm-priced supply contracts are not material.

     Based on our overall commodity hedge exposure at December 31, 1998, a hypothetical 10% change in market rates applied to the fair value of the instruments would have no material impact on our earnings, cash flows, financial position, or fair value of commodity price risk sensitive instruments over a one-year period.


     International Operations and Foreign Exchange. We operate a multinational business subject to the risks inherent in operating in foreign countries and with foreign currencies. Our US dollar denominated results are subject to foreign exchange fluctuations, and our non-US operations are subject to political, economic and other risks.


     We primarily sell world commodities and, therefore, believe that local prices will adjust relatively quickly to offset the effect of a local devaluation. We generally do not enter into foreign currency hedging transactions. Our policy is to hedge only commercial transactions denominated in a currency other than the currency of the country in which the operating unit responsible for the transaction is located.

     Interest Rate Exposure. As of June 30, 1999, approximately 70% of our borrowings were short term credit facilities with floating interest rates. The remaining 30% of our debt is long term with variable interest rates primarily tied to LIBOR. From time to time we may incur additional short term or long term borrowings for working capital and other purposes.


     Readiness for the Year 2000. The Year 2000 (Y2K) issue is the result of certain computer programs using two digits rather than four to define the applicable year. During 1997, we developed a plan to address the Y2K issue and began converting our computer systems to be Y2K-compliant. We established a team with appropriate senior management support to identify and correct Y2K issues. We implemented a program to fix or replace internal software where necessary. This included software in all of our manufacturing plants, building facilities and business systems. If not corrected, affected computer applications could fail or create erroneous results.


     The Y2K plan involved assessment, prioritization, remediation and testing. During 1998, we substantially completed the assessment and prioritization phases of the Y2K plan and began remediation and testing. As of June 30, 1999, remediation and testing of plant equipment and business process were substantially completed and considerable progress had been made in remediation and testing of information technology infrastructure. Major

Y2K projects in process but not completed at June 30, 1999, related to the conversion of our financial software packages in the U.S. and Canada, and the deployment of new or upgraded Y2K compliant personal computers (PC) and PC software. We completed the deployment of Y2K compliant PCs and PC software in July 1999, and expect to complete the implementation of financial software packages for the U.S. and Canada by the end of August 1999.


     Y2K compliance depends not only on our internal manufacturing and administrative processes, but also on the ability of the different participants in the supply chain to interchange products, services, and information without interruption. We continue to communicate with high and medium risk vendors, and carry out a site assessment of the critical suppliers and service providers, to ascertain whether the equipment and services provided by them will be Y2K-compliant. In addition, through the use of third party consultants, we continue an ongoing process of evaluating vendor statements and publicly-available information about the Y2K compliance of various systems in operation at our sites.


     We are exploring alternative solutions and developing contingency plans for handling mission critical areas in the event that remediation is unsuccessful. Contingency plans may include the stockpiling of necessary supplies, the build-up of inventory, creation of computerized or manual back-up systems, replacement of vendors, and addition of new vendors. We expect to complete the Y2K plan, including establishment of contingency plans, by the end of August 1999.

     We currently estimate the total costs of the Y2K plan to achieve Y2K readiness at $10 million of expense. Planned capital expenditures indirectly related to Y2K, could add an additional $11 million to the cost of the Y2K plan. As of June 1999, the direct costs incurred by the Y2K plan to remediate Y2K issues were $9 million and committed capital expenditures indirectly related to Y2K were an additional $8 million.


     Our Y2K plan is subject to a variety of risks and uncertainties. Some of the risks and uncertainties are beyond our control, such as the Y2K preparedness of third party vendors and service providers and unidentified issues with hardware, software and embedded systems. We cannot assure that we will successfully complete the Y2K plan on a timely basis, achieving Y2K readiness prior to January 1, 2000, or a prior critical failure date. Our failure to successfully complete the Y2K project could have a material adverse impact on our ability to manufacture and/or deliver our products.

                                   MANAGEMENT

     Our directors and executive officers are:


                    NAME                                          POSITION
                    ----                                          --------
Konrad Schlatter.............................    Chairman and Chief Executive Officer and
                                                 Director
Samuel C. Scott..............................    President and Chief Operating Officer and
                                                 Director
Ignacio Aranguren-Castiello..................    Director
Alfred C. DeCrane, Jr........................    Director
William C. Ferguson..........................    Director
Guenther E. Greiner..........................    Director
Ronald M. Gross..............................    Director
Richard G. Holder............................    Director
Bernard H. Kastory...........................    Director
William S. Norman............................    Director
Clifford B. Storms...........................    Director
Cheryl K. Beebe..............................    Vice President and Treasurer
Marcia E. Doane..............................    Vice President, General Counsel and
                                                 Corporate Secretary
Jorge L. Fiamenghi...........................    Vice President, President Corn Products
                                                 Brazil
Jack C. Fortnum..............................    Vice President and Comptroller
James I. Hirchak.............................    Vice President -Human Resources
Frank J. Kocun...............................    Vice President and President Cooperative
                                                 Management Group
Eugene J. Northacker.........................    Vice President and President Latin
                                                 American Division
Michael R. Pyatt.............................    Vice President and Executive Vice
                                                 President, North American Division
James W. Ripley..............................    Vice President -Finance and Chief
                                                 Financial Officer
Richard M. Vandervoort.......................    Vice President -Business Development and
                                                 Procurement, North American Division


     The following are brief biographies of our Directors:

     Konrad Schlatter (Class II), age 63, is Chairman and Chief Executive Officer. Mr. Schlatter served as Senior Vice President of Bestfoods from 1990 to 1997 and Chief Financial Officer of Bestfoods from 1993 to February 1997.


     Samuel C. Scott (Class I), age 54, is President and Chief Operating Officer. Mr. Scott was President of Bestfoods' worldwide Corn Refining Business from 1995 until 1997 and served as President of Bestfoods' North American Corn Refining Business from 1989 until 1997. He was elected a Vice President of Bestfoods in 1991. Mr. Scott is a director of Motorola, Inc. and Reynolds Metals Company.



     Ignacio Aranguren-Castiello (Class III), age 67, is President and Chief Executive Officer of Arancia-Corn Products, S.A. de C.V. Mr. Aranguren-Castiello was the Chairman and Chief Executive Officer of Arancia-CPC S.A. de C.V., a joint venture formed in November 1994 by the combination of the Mexican operations of the corn refining business of Bestfoods with Arancia Industrial S.A. de C.V., a Mexican company controlled by Mr. Aranguren-Castiello and his family. He has been President of Arancia Industrial S.A. de C.V. and its subsidiaries since the late 1970's. Mr. Aranguren-Castiello is also a director of Bancomer S.A., a Mexican bank entity.

     Alfred C. DeCrane, Jr. (Class II), age 67, retired as Chairman and Chief Executive Officer of Texaco Inc. in 1996. Mr. DeCrane was elected President of Texaco in 1983, Chairman of the Board in 1987 and Chief Executive Officer in 1993. He is also a director of Bestfoods, Birmingham Steel Corporation, CIGNA Corporation, Harris Corporation, U.S. Global Leaders Growth Fund, Ltd. and Co-Chairman of the United States-Saudi Arabian Business Council.

     William C. Ferguson (Class I), age 68, retired as Chairman of NYNEX Corporation in April 1995 and as Chief Executive Officer in December 1994. Prior thereto, Mr. Ferguson served as Vice Chairman of NYNEX from 1987 to 1989. He is also a director of Bestfoods and serves on the Advisory Board of Greenwich Street Capital.

     Guenther E. Greiner (Class II), age 60, formed International Corporate Consultancy LLC, a global finance consulting firm, upon his retirement from Citicorp/Citibank, N.A. in April 1998. He joined Citibank Germany in 1965 and was appointed a vice president in 1974. After successive assignments in Europe, North America, Africa and the Middle East, he became an executive vice president of the World Corporate Group in 1989 and senior group executive and executive vice president of Citibank's Global Relationship Bank in 1995. He is also a director of Ermenegildo Zegna, Electric Lightwave and IFIL-Finanziaria di Participazione.

     Ronald M. Gross (Class III), age 65, is Chairman Emeritus, former Chairman and Chief Executive Officer of Rayonier Inc., a global supplier of specialty pulps, timber and wood products. He had been Chairman and Chief Executive Officer from 1994, when Rayonier was spun off from ITT Corporation, until December 31, 1998. Previously, he served as President, Chief Operating Officer, and a director of ITT Rayonier Inc. from 1978 to 1981. He became Chief Executive Officer in 1981 and Chairman in 1984. He is a director of Rayonier Inc., the Pittston Company and Fundacion Chile.

     Richard G. Holder (Class II), age 67, retired as the Chairman and Chief Executive Officer of Reynolds Metals Company in 1996. Prior thereto, Mr. Holder served as President and Chief Operating Officer of Reynolds Metals from 1988 until 1992. He is also a director of Bestfoods and Universal Corp.

     Bernard H. Kastory (Class I), age 53, is Senior Vice President -Asia, Baking and Latin America Operations, of Bestfoods. Mr. Kastory served as Senior Vice President, Finance and Administration from February 1997 to March 1999 and as Chairman and Chief Executive Officer of Bestfoods' baking business from October 1995 until February 1997 and prior thereto, served as President of the corn refining business and as a Vice President of Bestfoods since 1992. Mr. Kastory has held various technical, financial and general management positions in Bestfoods, which he joined in 1967.

     William S. Norman (Class III), age 60, is President and Chief Executive Officer of the Travel Industry Association of America, a position he has held since 1994. Previously, Mr. Norman served as Executive Vice President of the National Railroad Passenger Corporation (AMTRAK) since 1987. He is also a director of Bestfoods and the Travel Industry Association of America.

     Clifford B. Storms (Class III), age 66, is an attorney in private practice. Mr. Storms was Senior Vice President (since 1988) and General Counsel (since
1975) of Bestfoods until his retirement from Bestfoods in June 1997.


     The Board of Directors is divided into three approximately equal classes with each class serving a three-year term. Class I directors serve until the 2001 annual meeting of stockholders. Class II and Class III directors will serve until the annual meetings of stockholders in 2002 and 2000, respectively. The Board has a director tenure policy that provides that outside directors will retire from the Board at the annual meeting of stockholders coincident with or immediately following their 70th birthday. Employee directors are required to retire from the Board upon retirement as an employee or other termination of active employment, whether or not their terms have expired. However, outside directors who were members of the Board on November 19, 1997, and the current Chief Executive Officer, may continue to serve as directors until the annual meeting of stockholders coincident with or next following their 72nd birthday.


                            DESCRIPTION OF THE NOTES

     The notes will be issued under an indenture dated as of
                     , 1999 with The Bank of New York, as Trustee. The following description of the particular terms of the notes supplements the description of the general terms and provisions set forth in the prospectus.

GENERAL


     The notes will be limited to $200,000,000 aggregate principal amount. Each
note will bear interest at the rate of      % per annum, payable semiannually on
          and           of each year, commencing           , 2000. Interest will
be paid to the person in whose name the note is registered, subject to certain exceptions as provided in the indenture, at the close of business on
or           , as the case may be, immediately preceding the interest payment dates. The notes will mature in August 20  .


     The indenture does not contain any covenants or other provisions applicable to the notes which might afford beneficial owners of notes protection in the event of a highly leveraged transaction, change in credit rating of the notes or other similar occurrence. Although there can be no assurances that such transactions will not take place, management has no current plans to engage in any such transactions.

     The notes will be obligations of Corn Products exclusively. We conduct many of our operations through our subsidiaries. Because of these operations, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless Corn Products is considered a creditor of the subsidiary, then your claims will not be recognized ahead of these creditors.

OPTIONAL REDEMPTION

     We will not be required to make mandatory redemption or sinking fund payments prior to the maturity of the notes.

     The notes are redeemable, in whole or in part, at any time at the option of Corn Products, at a redemption price equal to the greater of:

     - 100% of the principal amount of the notes being redeemed; and


     - as determined by an Independent Investment Banker (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate (as defined below)
       plus        basis points.


     We will also pay the accrued and unpaid interest on the notes to the redemption date. Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

     In the case of any partial redemption, the trustee will select the particular notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems to be fair and appropriate, although no note of $1,000 in principal amount at maturity or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to the note will state the portion of the principal amount of the note to be redeemed. A new note in principal amount at maturity equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon cancellation of the original note.

     As used herein:


     "Treasury Rate" means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the applicable maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from the yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount ) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.


     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the of notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

     "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the trustee after consultation with us.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before such redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not available or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

     "Reference Treasury Dealer" means each of Lehman Brothers Inc. and Salomon Smith Barney Inc. and their respective successors. If any of the Reference Treasury Dealers ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we may substitute another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day before such redemption date.

BOOK-ENTRY SYSTEM


     The notes will be in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary. The provisions set forth in the accompanying prospectus under "Description of Debt Securities -- Form and Exchange of Debt Securities" will be applicable to the notes.


                                  UNDERWRITING

     Lehman Brothers Inc. and Salomon Smith Barney Inc. each have agreed to purchase from us the principal amount of notes set forth opposite its name.

                                                     PRINCIPAL AMOUNT
                  UNDERWRITERS                           OF NOTES
                  ------------                       ----------------
Lehman Brothers Inc..............................
Salomon Smith Barney Inc.........................
                                                         --------
     Total.......................................        $
                                                         ========

     The underwriters will purchase the notes under an underwriting agreement with Corn Products. The underwriters will pay us the offering price less the underwriting discount specified on the cover page of the final prospectus supplement. We estimate that our expenses for this offer will be approximately
$       . There are conditions contained in the underwriting agreement that must be satisfied before the underwriters are required to purchase the notes. The underwriters will either purchase all of the notes or none of them.


     The underwriters have advised us that they will offer the notes directly to the public initially at the offering price set forth on the cover page and to certain dealers at the offering price less a selling concession not to exceed
  % of the principal amount of the notes. The underwriters may allow, and these
dealers may reallow, a concession not to exceed   % of the principal amount of
the notes to other dealers. After the initial offering of the notes, the underwriters may change the offering price, the concessions to selected dealers and the reallowance to other dealers.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     We do not intend to apply for listing of the notes on any national securities exchange, but we have been advised by the underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and they may discontinue such market-making at any time in their sole discretion. Accordingly, there may not be adequate liquidity or adequate trading markets for the notes.

     From time to time the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, us and our affiliates in the ordinary course of business.

     In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. In addition, to stabilize the price of the notes, the underwriters may bid for, and purchase, the notes in the open market. Any of these activities may stabilize or maintain the market price for the notes above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

     The validity of the notes will be passed upon for us by Sidley & Austin, Chicago, Illinois, and certain legal matters will be passed upon for the underwriters by Winston & Strawn, Chicago, Illinois.

                         INDEX TO FINANCIAL STATEMENTS


                                                                PAGE
                                                                ----
Condensed Consolidated Statements of Income for the six
  months ended June 30, 1999 and June 30, 1998..............     F-2
Condensed Consolidated Balance Sheets as of June 30, 1999
  and December 31, 1998.....................................     F-3
Condensed Consolidated Statements of Comprehensive Income
  for the six months ended June 30, 1999 and June 30,
  1998......................................................     F-4
Condensed Consolidated Statements of Stockholders' Equity as
  of June 30, 1999..........................................     F-4
Condensed Consolidated Statements of Cash Flows for the six
  months ended June 30, 1999 and June 30, 1998..............     F-5
Notes to Condensed Consolidated Financial Statements........     F-6
Report of Management........................................     F-8
Report of Independent Auditors..............................     F-9
Consolidated Statements of Income for the years ended
  December 31, 1998, 1997 and 1996..........................    F-10
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................    F-11
Consolidated Statements of Comprehensive Income for the
  years ended December 31, 1998, 1997 and 1996..............    F-12
Consolidated Statements of Stockholders' Equity as of
  December 31, 1998, 1997 and 1996..........................    F-12
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1997 and 1996..........................    F-13
Notes to Consolidated Financial Statements..................    F-14

                       CORN PRODUCTS INTERNATIONAL, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)


                                                     THREE MONTHS         SIX MONTHS
                                                        ENDED               ENDED
                                                       JUNE 30,            JUNE 30,
                                                   ----------------    ----------------
                                                    1999      1998      1999      1998
                                                   ------    ------    ------    ------
                                                           (IN MILLIONS EXCEPT
                                                            PER SHARE AMOUNTS)
Net sales......................................    $441.3    $366.8    $837.9    $705.8
Cost of sales..................................     364.3     326.8     697.3     626.9
                                                   ------    ------    ------    ------
Gross profit...................................      77.0      40.0     140.6      78.9
Selling, general and administrative costs......      32.6      23.1      63.6      47.4
Equity in (earnings) of unconsolidated
  affiliates...................................      (0.5)     (3.5)     (2.3)     (6.9)
                                                   ------    ------    ------    ------
Operating income...............................      44.9      20.4      79.3      38.4
Financing costs................................       8.3       2.5      15.6       7.5
                                                   ------    ------    ------    ------
Income before taxes............................      36.6      17.9      63.7      30.9
Provision for income taxes.....................      12.8       6.5      22.3      10.8
                                                   ------    ------    ------    ------
                                                     23.8      11.4      41.4      20.1
Minority stockholder interest..................       2.1       0.7       3.9       1.4
                                                   ------    ------    ------    ------
Net income.....................................    $ 21.7    $ 10.7    $ 37.5    $ 18.7
                                                   ======    ======    ======    ======
Average common shares outstanding:
Basic..........................................      37.3      35.7      37.3      35.7
Diluted........................................      37.4      36.0      37.4      36.0
Net income per common share
Basic..........................................    $ 0.58    $ 0.30    $ 1.00    $ 0.52
Diluted........................................    $ 0.58    $ 0.30    $ 1.00    $ 0.52


           See Notes to Condensed Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                    AS OF:
                                                          ---------------------------
                                                           JUNE 30,
                                                             1999        DECEMBER 31,
                                                          (UNAUDITED)        1998
                                                          -----------    ------------
                                                           (IN MILLIONS EXCEPT SHARE
                                                            AND PER SHARE AMOUNTS)
ASSETS
Current Assets
  Cash and cash equivalents...........................      $   51          $   36
  Accounts receivable -- net..........................         236             224
  Inventories.........................................         188             175
  Prepaid expenses....................................           9               6
  Deferred tax asset..................................          24              24
                                                            ------          ------
       TOTAL CURRENT ASSETS...........................         508             465
                                                            ------          ------
  Plants and properties -- net........................       1,273           1,298
  Goodwill, net of accumulated amortization...........         159             129
  Investments in joint ventures.......................          28              28
  Other assets........................................          29              26
                                                            ------          ------
       TOTAL ASSETS...................................      $1,997          $1,946
                                                            ======          ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Short term borrowings and current portion of
     long-term debt...................................      $  347          $  250
  Accounts payable....................................          94              96
  Accrued liabilities.................................          75              59
                                                            ------          ------
       TOTAL CURRENT LIABILITIES......................         516             405
                                                            ------          ------
  Non-current liabilities.............................          62              63
  Long-term debt......................................         149             154
  Deferred taxes on income............................         182             180
  Minority stockholders' interest.....................          90              91
STOCKHOLDERS' EQUITY
  Preferred stock -- authorized 25,000,000
     shares -- $0.01 par value none issued............          --              --
  Common stock -- authorized 200,000,000
     shares -- $0.01 par value -- 37,618,737 and
     37,611,396 issued and outstanding on June 30,
     1999 and December 31, 1998, respectively.........           1               1
  Additional paid in capital..........................       1,066           1,066
  Less: Treasury stock (common stock; 411,504 and
     51,374 shares on June 30, 1999 and December 31,
     1998, respectively) at cost......................         (11)             (1)
  Deferred compensation -- restricted stock...........          (2)             (2)
  Accumulated comprehensive loss......................        (124)            (48)
  Retained earnings...................................          68              37
                                                            ------          ------
       TOTAL STOCKHOLDERS' EQUITY.....................         998           1,053
                                                            ------          ------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............      $1,997          $1,946
                                                            ======          ======

           See Notes to Condensed Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                  (UNAUDITED)

                                       THREE MONTHS ENDED              SIX MONTHS ENDED
                                            JUNE 30,                       JUNE 30,
                                    ------------------------         ---------------------
                                    1999               1998           1999           1998
                                    -----              -----         ------         ------
                                                        (IN MILLIONS)
Net Income......................    $21.7              $11.0         $ 37.5         $ 19.0
Comprehensive loss:
  Currency translation
     adjustment.................       --               (7.0)         (76.0)         (11.0)
                                    -----              -----         ------         ------
Comprehensive loss..............    $21.7              $ 4.0         $(38.5)        $  8.0
                                    =====              =====         ======         ======

                       CORN PRODUCTS INTERNATIONAL, INC.
           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)

                                           ADDITIONAL                 ACCUMULATED
                                 COMMON     PAID-IN      TREASURY    COMPREHENSIVE    RETAINED
                                 STOCK      CAPITAL       STOCK          LOSS         EARNINGS
                                 ------    ----------    --------    -------------    --------
                                                         (IN MILLIONS)
Balance, December 31, 1998...      $1        $1,066        $ (1)         $ (48)         $37
  Net income for the
     period..................                                                            37
  Dividends declared.........                                                            (6)
  Purchase of treasury
     stock...................                               (10)
  Translation adjustment.....                                              (76)
                                   --        ------        ----          -----          ---
Balance, June 30, 1999.......      $1        $1,066        $(11)         $(124)         $68
                                   ==        ======        ====          =====          ===

           See Notes to Condensed Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                 FOR THE SIX
                                                                MONTHS ENDED
                                                                  JUNE 30,
                                                                -------------
                                                                1999    1998
                                                                ----    -----
                                                                (IN MILLIONS)
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
Net income..................................................    $ 37    $  19
Non-cash charges (credits) to net income:
  Depreciation and amortization.............................      51       47
  Deferred taxes............................................       7       10
  Changes in trade working capital:
     Accounts receivable, prepaid items, and other assets...     (20)     (29)
     Inventories............................................     (15)     (10)
     Accounts payable and accrued liabilities...............      18       (9)
                                                                ----    -----
Net cash flows from operating activities....................      78       28
                                                                ----    -----
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
  Capital expenditures paid, net of proceeds on disposal....     (62)     (26)
  Cash consideration paid for acquired business.............     (75)      --
  Investments in and loans to unconsolidated affiliates.....               60
                                                                ----    -----
Net cash flows from (used for) investing activities.........    (137)      34
                                                                ----    -----
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
  Proceeds from short term borrowings, net of payments......      89     (106)
  Dividends paid............................................      (6)      --
  Cost of common stock repurchased..........................     (10)      --
  Other non-current liabilities.............................       4       --
                                                                ----    -----
Net cash flows from (used for) financing activities.........      77     (106)
                                                                ----    -----
  Increase (decrease) in cash and cash equivalents..........      18      (44)
  Effect of exchange rates on cash..........................      (3)      --
  Cash and cash equivalents, beginning of period............      36       85
                                                                ----    -----
  Cash and cash equivalents, end of period..................    $ 51    $  41
                                                                ====    =====

           See Notes to Condensed Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. INTERIM FINANCIAL STATEMENTS

     The unaudited condensed consolidated interim financial statements included herein were prepared by management and reflect all adjustments (consisting solely of normal recurring items) which are, in the opinion of management, necessary to present a fair statement of results of operations for the interim periods ended June 30, 1999 and 1998 and the financial position as of June 30, 1999 and December 31, 1998. The results for the three months ended June 30, 1999 are not necessarily indicative of the results expected for the year.

     References to "the Company" are to Corn Products International, Inc. and its consolidated subsidiaries. These statements should be read in conjunction with the consolidated financial statements and the related footnotes to these statements contained in the Company's Annual Report to Stockholders that were incorporated by reference in Form 10-K for the fiscal year ended December 31, 1998.

2. INVENTORIES ARE SUMMARIZED AS FOLLOWS:

                                                     JUNE 30, 1999    DECEMBER 31, 1998
                                                     -------------    -----------------
Finished and in process..........................          95                110
Raw materials....................................          67                 43
Manufacturing supplies...........................          28                 22
                                                          ---                ---
     Total Inventories...........................         188                175
                                                          ===                ===

3. FINANCIAL INSTRUMENTS

Commodities

     Following the Company's policy of hedging its margin exposure to firm priced business, it had open corn futures contracts of $123 million for delivery of corn beyond June 30, 1999. Of the total commitment, $2 million is due in July 1999, $25 million is due in September 1999, and $96 million is due December 1999 through March 2000. At June 30, 1999, the price of corn under these contracts was $9 million above market quotations of the same date.

SUPPLEMENTAL GEOGRAPHIC INFORMATION

     The Company operates in one business segment -- Corn Refining -- and is managed on a geographic regional basis. Its North America Operations include its wholly owned Corn Refining businesses in the United States and Canada and majority ownership in Mexico. Its Rest of World businesses include primarily 100 percent owned Corn Refining operations in South America and Asia, and joint ventures and alliances in Asia, Africa and other areas. Also included in this group is its North American enzyme business.

                       CORN PRODUCTS INTERNATIONAL, INC.
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

TABLE OF GEOGRAPHIC INFORMATION OF NET SALES AND OPERATING INCOME (UNAUDITED)


                                                     THREE MONTHS         SIX MONTHS
                                                    ENDED JUNE 30,      ENDED JUNE 30,
                                                   ----------------    ----------------
                                                    1999      1998      1999      1998
                                                   ------    ------    ------    ------
                                                              (IN MILLIONS)
NET SALES
  North America................................    $312.7    $235.0    $585.9    $435.8
  Rest of the World............................     128.6     131.8     252.0     270.0
                                                   ------    ------    ------    ------
  Total........................................    $441.3    $366.8    $837.9    $705.8
                                                   ======    ======    ======    ======
OPERATING INCOME
  North America................................    $ 25.6    $  4.4    $ 45.7    $  4.8
  Rest of the World............................      22.8      18.4      40.2      38.5
  Corporate....................................      (3.5)     (2.4)     (6.6)     (4.9)
                                                   ------    ------    ------    ------
  Total........................................    $ 44.9    $ 20.4    $ 79.3    $ 38.4
                                                   ======    ======    ======    ======


ACQUISITIONS

     On January 14th, 1999, the Company acquired the assets of Bang IL Industrial Co., Ltd., a Korean corn refiner. The assets purchased included the net working capital, plant, property and equipment of the corn wet milling business. On June 24th, 1999, the company increased its ownership of CPC Rafhan Ltd., its Pakistan affiliate, through the purchase of shares. The transaction increased the Company's ownership interest in CPC Rafhan Ltd. to approximately 70 percent. Cash consideration for the Korean and Pakistani acquisitions totaled $75 million, and were funded primarily from a combination of debt both in the United States and from local banking sources.

                         REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND STOCKHOLDERS

CORN PRODUCTS INTERNATIONAL, INC.:

     We have audited the accompanying consolidated balance sheets of Corn Products International, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Corn Products International, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the Consolidated Financial Statements, the Company changed its method of accounting for business process reengineering costs in 1997.

                                                                        KPMG LLP
Chicago, Illinois
January 29, 1999

                       CORN PRODUCTS INTERNATIONAL, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998      1997      1996
                                                           ------    ------    ------
                                                            (IN MILLIONS EXCEPT PER
                                                                 SHARE AMOUNTS)
Net sales..............................................    $1,448    $1,418    $1,524
Cost of sales..........................................     1,277     1,280     1,381
                                                           ------    ------    ------
GROSS PROFIT...........................................       171       138       143
                                                           ------    ------    ------
Selling, general and administrative costs..............       101        95        88
Restructuring and spin-off costs -- net................        --       109        --
Equity in (earnings) of unconsolidated affiliates......       (14)       (5)      (10)
                                                           ------    ------    ------
                                                               87       199        78
                                                           ------    ------    ------
OPERATING INCOME (LOSS)................................        84       (61)       65
Financing costs........................................        13        28        28
                                                           ------    ------    ------
Income (loss) before income taxes and minority
  interest.............................................        71       (89)       37
(Provision) benefit for income taxes...................       (25)       19       (12)
Minority stockholder interest..........................        (3)       (2)       (2)
                                                           ------    ------    ------
NET INCOME (LOSS) BEFORE CHANGE IN ACCOUNTING
  PRINCIPLE............................................        43       (72)       23
Cumulative effect of change in accounting principle net
  of income tax benefits of $2 million.................        --         3        --
                                                           ------    ------    ------
NET INCOME (LOSS)......................................    $   43    $  (75)   $   23
                                                           ======    ======    ======
Weighted average common shares outstanding:
  Basic................................................      36.0      35.6      35.6
  Diluted..............................................      36.1      35.6      35.6
Earnings (loss) per common share*
Basic and diluted:
  Net income before change in accounting principle.....    $ 1.19    $(2.02)   $ 0.64
  Cumulative effect of change in accounting
     principle.........................................        --    $(0.08)       --
Net income (loss) per common share.....................    $ 1.19    $(2.10)   $ 0.64

-------------------------
* 1997 and 1996 per share amounts are pro forma.

              See Notes to the Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                 AS OF DECEMBER 31,
                                                                --------------------
                                                                  1998        1997
                                                                --------    --------
                                                                (IN MILLIONS, EXCEPT
                                                                 PER SHARE AMOUNTS)
ASSETS
  CURRENT ASSETS
     Cash and cash equivalents..............................    $    36     $    85
     Accounts receivable -- net.............................        224         182
     Inventories............................................        175         123
     Prepaid expenses.......................................          6          13
     Deferred tax asset.....................................         24          20
                                                                -------     -------
  TOTAL CURRENT ASSETS......................................        465         423
                                                                -------     -------
  Property, plant and equipment
     Land...................................................         54          52
     Buildings..............................................        668         496
     Machinery and equipment................................      1,931       1,650
                                                                -------     -------
  Total property, plant and equipment, at cost..............      2,653       2,198
     Less accumulated depreciation..........................     (1,355)     (1,141)
                                                                -------     -------
                                                                  1,298       1,057
  Investments in and loans to unconsolidated subsidiaries...         28         168
  Goodwill, net of accumulated amortization.................        129          --
  Other assets..............................................         26          18
                                                                -------     -------
  TOTAL ASSETS..............................................    $ 1,946     $ 1,666
                                                                -------     -------
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES
     Short term borrowings and current portion of long term
       debt.................................................    $   250     $   337
     Accounts payable.......................................         96          90
     Accrued liabilities....................................         59          69
                                                                -------     -------
  TOTAL CURRENT LIABILITIES.................................        405         496
                                                                -------     -------
  Non-current liabilities...................................         63          37
  Long-term debt............................................        154          13
  Deferred taxes on income..................................        180         128
  Minority stockholders' interest...........................         91           6
STOCKHOLDERS' EQUITY
     Preferred stock -- authorized 25,000,000
       shares -- $0.01 par value, none issued...............         --          --
     Common stock -- authorized 200,000,000 shares -- $0.01
       par value -- 37,611,396 and 35,594,360 issued and
       outstanding on December 31, 1998 and December 31,
       1997, respectively...................................          1           1
     Additional paid in capital.............................      1,066       1,008
     Less: Treasury stock (common stock; 51,374 shares in
       1998) at cost........................................         (1)         --
     Deferred compensation -- restricted stock..............         (2)         --
     Accumulated comprehensive income (loss)................        (48)        (23)
     Retained earnings......................................         37          --
                                                                -------     -------
  TOTAL STOCKHOLDERS' EQUITY................................      1,053         986
                                                                -------     -------
Total liabilities and stockholders' equity..................    $ 1,946     $ 1,666
                                                                =======     =======

              See Notes to the Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                --------------------
                                                                1998    1997    1996
                                                                ----    ----    ----
                                                                   (IN MILLIONS)
NET INCOME (LOSS)...........................................    $43     $(75)   $23
Other comprehensive income/loss
  Currency translation adjustment...........................    (25)     (11)    (2)
COMPREHENSIVE INCOME........................................    $18     $(86)   $21

              See notes to the Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                               ACCUMULATED
                                       ADDITIONAL                             COMPREHENSIVE                  NET
                              COMMON    PAID-IN     TREASURY     DEFERRED        INCOME       RETAINED   STOCKHOLDER
                              STOCK     CAPITAL      STOCK     COMPENSATION      (LOSS)       EARNINGS   INVESTMENT
                              ------   ----------   --------   ------------   -------------   --------   -----------
                                                                  (IN MILLIONS)
BALANCE, DECEMBER 31,
  1995......................    $0       $    0       $ 0          $ 0            $(10)         $ 0        $  610
                                --       ------       ---          ---            ----          ---        ------
Net income..................                                                                                   23
Transfer from CPC, net......                                                                                  404
Currency translation
  adjustment................                                                        (2)
                                --       ------       ---          ---            ----          ---        ------
BALANCE, DECEMBER 31,
  1996......................    $0       $    0       $ 0          $ 0            $(12)         $ 0        $1,037
                                --       ------       ---          ---            ----          ---        ------
Net income..................                                                                                  (75)
Net income for the change in
  reporting period..........                                                                                   10
Transfer from CPC, net......              1,008                                                              (972)
Currency translation
  adjustment................                                                       (11)
Stock issued in connection
  with spin-off.............     1
                                --       ------       ---          ---            ----          ---        ------
BALANCE, DECEMBER 31,
  1997......................    $1       $1,008       $ 0          $ 0            $(23)         $ 0        $    0
                                --       ------       ---          ---            ----          ---        ------
Net income..................                                                                     43
Dividends declared..........                                                                     (6)
Issuance of common stock in
  connection with
  acquisition...............                 51
Issuance of common stock as
  compensation..............                  6
Deferred compensation --
  restricted stock..........                                        (2)
Stock options exercised.....                  1
Purchase of treasury
  stock.....................                           (1)
Translation adjustment......                                                       (25)
                                --       ------       ---          ---            ----          ---        ------
BALANCE, DECEMBER 31,
  1998......................    $1       $1,066       $(1)         $(2)           $(48)         $37        $    0
                                ==       ======       ===          ===            ====          ===        ======

              See Notes to the Consolidated Financial Statements.

                       CORN PRODUCTS INTERNATIONAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED DECEMBER 31,
                                                             -------------------------
                                                             1998      1997      1996
                                                             -----    ------    ------
                                                                   (IN MILLIONS)
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES
  Net income (loss)......................................    $ 43     $ (75)    $  23
  Net income for the change in reporting period..........      --        10        --
  Non-cash charges (credits) to net income:
     Depreciation and amortization.......................      95       103        88
     Restructuring and spin-off charges..................      --       109        --
     Cumulative effect of change in accounting
       principle -- net..................................      --         3        --
     Deferred taxes......................................      10        10       (17)
     Other -- net........................................      --         1       (23)
     Equity in earnings of unconsolidated affiliates.....      --        --        (1)
     Changes in trade working capital:
       Accounts receivable and prepaid items.............      (5)       34       (95)
       Inventories.......................................     (32)       34       (50)
       Income taxes......................................       3        --        --
       Other assets......................................      (5)       --        --
       Accounts payable and accrued liabilities..........     (19)      (14)      (30)
                                                             ----     -----     -----
  Net cash flows from (used for) operating activities....      90       215      (105)
                                                             ----     -----     -----
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
  Capital expenditures...................................     (91)     (116)     (192)
  Proceeds from disposal of plants and properties........       2         4         1
  Payment for acquisition, net of cash of $15 million
     acquired............................................     (31)       --        --
  Investments in and loans to unconsolidated
     affiliates..........................................      60       (21)      (60)
                                                             ----     -----     -----
  Net cash flows used for investing activities...........     (60)     (133)     (251)
                                                             ----     -----     -----
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
  Payments on short term borrowings, net of proceeds.....     (86)       --       (12)
  Payments on long term debt, net of proceeds............     (10)      (23)      (35)
  Other non-current liabilities..........................      21        --        --
  Dividends paid.........................................      (3)       --        --
  Cost of common stock repurchased.......................      (1)       --        --
  Increase (decrease) in transfer from CPC
  International, Inc., net...............................      --        (6)      404
                                                             ----     -----     -----
  Net cash flows from (used for) financing activities....     (79)      (29)      357
                                                             ----     -----     -----
  Increase (decrease) in cash and cash equivalents.......     (49)       53         1
  Cash and cash equivalents, beginning of period.........      85        32        31
                                                             ====     =====     =====
  Cash and cash equivalents, end of period...............    $ 36     $  85     $  32
                                                             ====     =====     =====
Supplemental cash flow information:
  Interest paid..........................................    $ 11     $  19     $  19
  Income taxes paid......................................    $ 12     $  10     $  11

              See Notes to the Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     On February 26, 1997, the Board of Directors of CPC International Inc. approved the spin-off of CPC's corn refining and related business (the "Corn Refining Business") to its stockholders. As a result of the spin-off on December 31, 1997, CPC distributed 100 percent of the Company's common stock (the "Corn Products Common Stock") through a special dividend to its stockholders. The financial statements at December 31, 1997 reflect the effects of the spin-off. The Company carries its assets and liabilities at historical cost. The historical actions of CPC's Corn Refining Business, including CPC'S accounting policies, are attributable to the Company. The financial results for the years ended December 31, 1996 and 1997 included in these financial statements are not necessarily indicative of the results that would have occurred if the Company had been an independent public company during that time.

NOTE 2 -- SUMMARY OF ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     CHANGES IN REPORTING PERIOD -- Prior to the 1998 financial year, the accounts of subsidiaries outside of North America were based on fiscal years ending September 30; however, as of December 31, 1997 the Company changed the fiscal year end for its subsidiaries located outside North America to that of its North American operation, which is the calendar year. The results of the three-month stub period for 1997 were included as an adjustment of shareholders' equity.

     FOREIGN CURRENCY TRANSLATION -- Assets and liabilities of foreign subsidiaries other than those in highly inflationary economies are translated at current exchange rates with the related translation adjustments reported as a separate component of stockholders' equity. Income statements accounts are translated at the average exchange rate during the period. In highly inflationary economies where the U.S. dollar is considered the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates.

     CASH AND CASH EQUIVALENTS -- Cash equivalents consist of all investments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

     INVENTORIES are stated at the lower of cost or market. In the United States, corn is valued at cost on the last-in, first-out method. Had the first-in, first-out method been used for US inventories, the carrying value of these inventories would have increased by $7.8 million and $10.5 million in 1998 and 1997, respectively. Outside the United States, inventories generally are valued at average cost.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets at rates ranging from 10 to 50 years for buildings and 5 to 20 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. Long-lived assets are reviewed for impairment whenever the facts and circumstances indicate that the carrying amount may not be recoverable.

     INVESTMENTS IN UNCONSOLIDATED AFFILIATES are carried at cost or less, adjusted to reflect the Company's proportionate share of income or loss less dividends received.

     GOODWILL -- Goodwill represents the excess of cost over fair value of net assets acquired and is being amortized over a period of 40 years using the straight-line method. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. Negative operating results, negative cash flows from operations, among other factors, could be indicative of the impairment of goodwill. If this review indicates that goodwill will not be recoverable, the Company's carrying value of the goodwill would be reduced.

     INCOME TAXES -- Deferred income taxes reflect the difference between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred taxes are based on tax laws as currently enacted. The Company makes provisions for estimated US and foreign income taxes, less available tax credits and deductions, that may be incurred on the remittance by the Company's subsidiaries of undistributed earnings, except those deemed to be indefinitely reinvested.

     COMMODITIES -- The Company follows a policy of hedging its exposure to commodity fluctuations with commodities futures contracts for its North American corn purchases. All firm priced business is hedged, other business may or may not be hedged at any given time based on management's decisions as to the need to fix the cost of such raw materials to protect the Company's profitability. Realized gains and losses arising from such hedging transactions are considered an integral part of the cost of these commodities and are included in the cost when purchased.

     EARNING PER COMMON SHARE -- Basic earnings per common share have been computed by dividing net income (loss) by the weighted average shares outstanding, 36.0 million at December 31, 1998, and 35.6 million at December 31, 1997, the distribution date. For the purpose of this calculation and the diluted earnings per share, the shares outstanding at December 31, 1997, were assumed to be outstanding for all prior periods. Diluted earnings per share has been computed by dividing net income (loss) by the weighted average shares outstanding at December 31, 1998 and 1997, including the dilutive effects of stock options outstanding for a total of 36.1 million and 35.6 million, respectively. 1997 and 1996 EPS have been presented on a pro forma basis, assuming 35.6 million shares were outstanding.

     RISK AND UNCERTAINTIES -- The Company operates in one business segment and in more than 20 countries. In each country, the business is subject to varying degrees of risk and uncertainty. It insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of its diversity, the Company believes that the risk of loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no concentration of risk with any single customer or supplier, or small group of customers or suppliers, whose failure or non-performance would materially affect the Company's results.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     CHANGE IN ACCOUNTING PRINCIPLE -- In November 1997 Emerging Issues Task Force (EITF) issued No. 97-13 "Accounting for Business Process Reengineering Costs," which requires that certain costs related to reengineering business processes either done separately or in conjunction with an information technology project be expensed rather than capitalized. This requirement was effective in the fourth quarter of 1997 and required that any unamortized balance of previously capitalized costs be expensed and treated as a change in accounting principle. Accordingly, for the year ended December 31, 1997, the Company recorded a cumulative effect of a change in accounting principle of $5 million before taxes, $3 million after taxes, or $0.08 per common share.

     REPORTING COMPREHENSIVE INCOME -- Comprehensive income is a more inclusive financial reporting methodology, which includes disclosure of certain financial information that has not historically been recognized in the calculation of net income. Other comprehensive income refers to revenues, expenses, gains and losses, which, under generally accepted accounting principles, have previously been reported as separate components of equity such as currency translation. The Company has adopted this reporting for the current year.

     SEGMENTAL INFORMATION -- The Company is in one business segment -- corn refining -- and produces a wide variety of products.

     EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS (SFAS 132) -- SFAS 132 supercedes the disclosure requirements in SFAS 87, Employers' Accounting for Pensions, and SFAS 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The Company has adopted SFAS 132 for the current year. There was no effect on the results of operations or financial position.

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS -- In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The derivative's change in fair value, which is not directly offset by hedging, will be immediately recognized in earnings.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1997 financial statements to conform to the 1998 presentation. These reclassifications had no effect on previously recorded net income or shareholders' equity.

NOTE 3 -- MEXICAN TRANSACTION

     During the first quarter of 1995, the Company entered into a joint venture with Arancia, S.A. de C.V. (the "Joint Venture"), a corn refining business located in Mexico. This investment had been accounted for under the equity method. In October 1998, the Company entered into certain agreements to acquire the remaining interest in its joint venture in three transactions over the next several years. The closing of the initial transaction occurred on December 1, 1998, whereby the Company obtained effective control of the Joint Venture through the issuance of common stock and the payment of cash. The Company has the option to acquire all of the remaining interest in the Joint Venture in two additional transactions. The acquisition has been accounted for under the purchase method of accounting. The fair value of the net assets of the joint venture at December 1, 1998 was $136 million, in addition the Company recorded goodwill of $127 million. The Company has reflected the series of transactions as if they were completed on December 1, 1998. The future installment payments are reflected as minority stockholder's interest and will accrue interest at the same rate as the Company's short term US credit facility, which at December 31, 1998, was 5.45%.

     The acquired assets and assumed liabilities as of December 1, 1998 were composed of the following:

                                                         (IN MILLIONS)
Working capital......................................        $ 51
Fixed assets.........................................         266
Other assets.........................................           3
Long term debt.......................................         152
Other liabilities....................................          32

     Had the acquisition been made at the beginning of 1997, the Company's pro forma unaudited results would have been:

                                                        YEAR ENDED
                                                        DECEMBER 31
                                                   ---------------------
                                                    1998          1997
                                                   -------       -------
                                                   (IN MILLIONS, EXCEPT
                                                    PER SHARE AMOUNTS)
Net sales......................................    $1,784        $1,744
Net earnings (loss)............................        46           (84)
Earnings (loss) per share......................      1.22         (2.30)

     The unaudited pro forma results are not necessarily indicative of the results that would have been attained had the acquisition occurred at the beginning of 1998 or of results that may be expected in the future.

NOTE 4 -- SPIN-OFF AND RESTRUCTURING

SPIN-OFF FROM AND TRANSACTIONS WITH CPC, NOW BESTFOODS

     On December 31, 1997, CPC distributed 100 percent of the Corn Products common stock through a special dividend to its shareholders. After the spin-off, CPC had no direct ownership of the Company. In connection with the spin-off, the Company entered into various agreements for the purpose of governing certain of the ongoing relationships between CPC and the Company after the distribution.

     The Company has entered into a tax indemnification agreement that requires the Company to indemnify CPC against tax liabilities arising from the loss of the tax-free reorganization status of the spin-off. This agreement could restrict the Company, for a two-year period ending December 31, 1999, from entering into certain transactions, including limitations on the liquidation, merger or consolidation with another company, certain issuance and redemption of our common stock and the distribution or sale of certain assets.

     A master supply agreement was negotiated to supply CPC and its affiliates with certain corn refining products at prices based generally on prevailing market conditions for a minimum two-year term, ending December 31, 1999, which can be renewed upon the agreement of both parties. The Company had sales to CPC for the year ended December 31, 1998, of $161 million. Prior to the spin-off, intercompany sales with CPC for the years ended December 31, 1997, and 1996, amounted to $177 million, and $157 million, respectively.

RESTRUCTURING CHARGES -- NET AND SPIN-OFF COSTS

     In 1997, the Company recorded a $94 million pretax restructuring charge and a $15 million pre-tax spin-off charge from CPC. The restructuring charge, $76 million of which was utilized in 1997, and $9 million of which was utilized in 1998, includes the costs of the separation of facilities that were used by CPC to produce both consumer foods and corn-derived products, employee costs, and other charges. The spin-off charge utilized entirely during 1997 encompassed the direct costs of the spin-off, including legal, tax and investment banking fees. The remaining $9 million will be utilized in 1999.

NOTE 5 -- FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash equivalents, accounts receivable, accounts payable and debt approximate fair values.

COMMODITIES

     At December 31, 1998 and 1997, the Company had open corn commodity futures contracts of $295 million and $154 million, respectively. Contracts open for delivery beyond March 31, 1999, amounted to $224 million, of which $61 million is due in May 1999, $56 million is due in July 1999, $41 million is due in September 1999, $55 million is due in December 1999, and $11 million is due in March 2000. At December 31, 1998, the price of corn under these contracts was $12 million above market quotations of the same date.

NOTE 6 -- FINANCING ARRANGEMENTS

     The Company had total debt outstanding of $404 million and $350 million on December 31, 1998 and 1997, respectively. Short-term borrowings in the United States and Canada consist primarily of unsecured credit lines, which provide for a maximum of $340 million and $49 million, respectively in borrowings. In addition the Company has various local country lines of credit for operations.

     At December 31, short-term borrowings consist of the following:

                                                                1998     1997
                                                                -----    -----
                                                                (IN MILLIONS)
US revolving credit facility (5.45%)........................    $152     $190
Canadian line of credit (5.40% - 6.75% interest)............      24      100
Other borrowings in various currencies (6.30% - 46%
  interest).................................................      67       44
Current portion of long-term debt...........................       7        3
                                                                ----     ----
     Total..................................................    $250     $337
                                                                ====     ====

     Long-term debt consists of the following at December 31:

                                                                1998      1997
                                                                ----      ----
                                                                (IN MILLIONS)
Mexican Export Credit, due 2000 at LIBOR + 1.49%............    $ 24      $--
Mexican Import Credit Facility, due 2001 at LIBOR + 1.75%...      40       --
Mexican Import Credit Facility, due 2007 at LIBOR + 3.30%...      60       --
Other, due in varying amounts through 2007, fixed and
  floating interest rates ranging from 5.9% - 18%...........      39       16
                                                                ----      ---
     Total..................................................    $161      $16
                                                                ----      ---
Less current maturities.....................................       7        3
                                                                ----      ---
     Long-term debt.........................................    $154      $13
                                                                ====      ===

     Maturities of long-term debt are $31 million in 2000, $47 million in 2001, $4 million in 2002, $72 million in 2003 and thereafter. The LIBOR rate at December 31, 1998 was 5.06%.

NOTE 7 -- LEASES

     The Company leases rail cars and certain machinery and equipment under various operating leases. Rental expense under operating leases was $18.7 million, $18.3 million, and $12.2 million in 1998, 1997 and 1996, respectively. Minimum lease payments existing at December 31, 1998 are shown below:

                   YEAR                        MINIMUM LEASE PAYMENT
                   ----                        ---------------------
                                                   (IN MILLIONS)
1999.......................................            $16.9
2000.......................................             15.1
2001.......................................             10.1
2002.......................................              7.3
Balance thereafter.........................             34.3

NOTE 8 -- INCOME TAXES

     Income before income taxes and the components of the provision for income taxes are shown below:

                                                               1998    1997     1996
                                                               ----    -----    ----
                                                                   (IN MILLIONS)
INCOME (LOSS) BEFORE INCOME TAXES:
  United States............................................    $ 8     $(128)   $(20)
  Outside the United States................................     63        39      57
                                                               ---     -----    ----
     Total.................................................    $71     $ (89)   $ 37
                                                               ---     -----    ----
PROVISION FOR INCOME TAXES:
Current tax expense
  US federal...............................................      1       (31)     27
  State and local..........................................      1        (4)     (2)
  Foreign..................................................     13         6       4
                                                               ---     -----    ----
     Total current.........................................    $15     $ (29)   $ 29
                                                               ---     -----    ----
DEFERRED TAX EXPENSE (BENEFIT)
  US federal...............................................      5         7     (22)
  State and local..........................................     --         2       1
  Foreign..................................................      5         1       4
     Total deferred........................................     10        10     (17)
                                                               ---     -----    ----
Total provision (benefit)..................................    $25     $ (19)   $ 12
                                                               ===     =====    ====

     The tax effects of significant temporary differences, which comprise the deferred tax liabilities and assets at December 31, 1998 and 1997, are as follows:

                                                                1998     1997
                                                                -----    -----
                                                                (IN MILLIONS)
Plants and properties.......................................    $210     $134
Pensions....................................................      --       13
                                                                ----     ----
Gross deferred tax liabilities..............................     210      147
                                                                ----     ----
Restructuring reserves......................................       2       11
Employee benefit reserves...................................      11       14
Pensions....................................................       4       --
Other.......................................................      35       14
                                                                ----     ----
Gross deferred tax assets...................................      52       39
                                                                ----     ----
Valuation allowance.........................................       2       --
                                                                ----     ----
Total deferred tax liabilities..............................    $156     $108
                                                                ====     ====

     Total net deferred tax liabilities and assets shown above included current and non-current elements. CPC is responsible for substantially all income taxes prior to December 31, 1997, under the terms of the distribution; accordingly the valuation allowance was reduced to zero at December 31, 1997. The Company recorded a valuation allowance in the amount of $2 million at December 31, 1998, to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

     A reconciliation of the federal statutory tax rate to the Company's effective tax rate follows:

                                                         1998         1997          1996
                                                         ----         -----         ----
Provision for tax at U.S. statutory rate.............    35.0%        (35.0)%       35.0%
Taxes related to foreign income......................    (2.3)         (7.5)        (0.6)
State and local taxes -- net.........................     0.5          (1.5)        (0.5)
Restructuring and spin-off charges...................      --          14.0           --
Other items -- net...................................     1.8           8.7         (0.3)
                                                         ----         -----         ----
Provision at effective tax rate......................    35.0%        (21.3)%       33.6%
                                                         ====         =====         ====

     The effective tax rate in 1998 was 35 percent. This reflects foreign tax rates in countries where statutory rates are lower than the US statutory rate.

     The effective rate in 1997 on the tax benefit of 21.3 percent derived from a lower benefit associated with the restructuring and spin-off charges, lower tax on average from foreign jurisdictions and an assumed rate for CPC International Inc. Taxes that would result from dividend distributions by foreign subsidiaries to the United States are provided to the extent dividends are anticipated. As of December 31, 1998, approximately $214 million of retained earnings of foreign subsidiaries are retained indefinitely by the subsidiaries for capital and operating requirements.

NOTE 9 -- PENSION PLANS AND OTHER POST-RETIREMENT BENEFIT PLANS

     The Company and its subsidiaries have a number of non-contributory defined benefit pension plans covering substantially all employees in the US and Canada, including certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of services. The Company's general funding policy is to provide contributions within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make the contribution required by the terms of the plan. Domestic plan assets consist primarily of common stock, real estate, corporate debt securities and short-term investment funds.

     Effective January 1, 1998, the plan for domestic salaried employees was amended to a defined benefit "cash balance" pension plan, which provides benefits based on service and company credits to the employee's accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

     The Company also provides health care and life insurance benefits for retired employees in the United States and Canada. Effective January 1, 1998, the Company amended its U.S. post-retirement medical plans for salaried employees to provide Retirement Health Care Spending Accounts. The Company provides access to retiree medical insurance post-retirement. U.S. salaried employees accrue an account during employment, which can be used after employment to purchase post-retirement medical insurance from the Company and Medigap or Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount, indexed for inflation annually during employment. The accounts accrue interest credits using a rate equal to a specified amount above the yield on 5-year Treasury notes. These employees become eligible for benefits when they meet minimum age and service requirements. The Company accrues a flat dollar amount on an annual basis for each domestic salaried employee. These amounts, plus credited interest, can be used to purchase post-retirement medical insurance. The Company has the right to modify or terminate these benefits.

     A reconciliation of the changes in the plans' benefit obligations, fair value of assets, and the plans' funded status reconciled to the amounts recognized on the balance sheet on December 31, 1998 and 1997 are as follows:

                                                           PENSION          OTHER
                                                           BENEFITS        BENEFITS
                                                         ------------    ------------
                                                         1998    1997    1998    1997
                                                         ----    ----    ----    ----
                                                                (IN MILLIONS)
CHANGE IN BENEFITS OBLIGATION
Benefit obligation at beginning of year..............    $ 97     147    $ 15      13
Service cost.........................................       3       4       1       1
Interest cost........................................       7       7       1       1
Benefit obligation transferred.......................      --     (60)     --      --
Benefits paid........................................      (3)     (1)     --      --
                                                         ----    ----    ----    ----
Benefit obligation at end of year....................    $104      97    $ 17      15
                                                         ====    ====    ====    ====
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year.......    $105     141      --      --
Actual return on plan assets.........................       7      25      --      --
Plan assets transferred..............................      --     (60)     --      --
Benefits paid........................................      (3)     (1)     --      --
                                                         ----    ----    ----    ----
Fair value of plan assets at end of year.............    $109     105      --      --
                                                         ====    ====    ====    ====
Funded status........................................    $  5    $  8    $(17)   $(15)
Unrecognized net actuarial loss (gain)...............     (19)    (24)     --      (1)
Unrecognized prior service cost......................       5       5      (5)     (4)
Unrecognized transition obligation...................      --      (1)     --      --
                                                         ----    ----    ----    ----
Prepaid (accrued) benefit cost.......................    $ (9)   $(12)   $(22)   $(20)
                                                         ====    ====    ====    ====

     For pension plans with an accumulated benefit obligation ("ABO") in excess of plan assets, both the projected benefit obligation ("PBO") and ABO exceeded the fair value of the plan assets by $5 million as of December 31, 1998. The PBO and ABO exceed the fair value of the plan assets by $5 and $6 million, respectively as of December 1997. The plans are unfunded.

     The following table provides the components of net periodic benefit costs for the plans for the years ended December 31:

                                                 PENSION BENEFITS         OTHER BENEFITS
                                               --------------------    --------------------
                                               1998    1997    1996    1998    1997    1996
                                               ----    ----    ----    ----    ----    ----
                                                              (IN MILLIONS)
Service cost...............................    $ 3     $  4    $  4    $ 1     $ 1     $ 1
Interest cost..............................      7        7      10      1       1       4
Actual return on plan assets...............     (7)     (25)    (18)    --      --      --
Net amortization and deferral..............     (2)      17       8     (1)     --      (1)
                                               ---     ----    ----    ---     ---     ---
Net periodic benefit cost..................    $ 1     $  3    $  4    $ 1     $ 2     $ 4
                                               ===     ====    ====    ===     ===     ===

     The weighted average assumptions used in accounting for the Company's benefits at December 31 are as follows:

                                          PENSION BENEFITS             OTHER BENEFITS
                                       ----------------------       ---------------------
                                       1998     1997     1996       1998     1997    1996
                                       -----    -----    ----       -----    ----    ----
Discount rates.....................    6.75%     7.0%    7.5%       6.75%    7.5%    7.0%
Rate of compensation increase......    3.75%     5.0%    5.5%          --      --      --
Expected return on plan assets.....    8.25%    10.0%    8.6%          --      --      --

     Annual increases in per capita cost of health care benefits of 9.5 percent pre-age-65 and 7.5 percent post-age-65 were assumed for 1998 to 1999. Rates were assumed to decrease by 1 percent thereafter until reaching 4.5 percent. Increasing the assumed health care cost trend rate by 1 percent increases the APBO at December 31, 1998 by $1.5 million, with a corresponding effect on the service and interest cost components of the net periodic post-retirement benefit cost for the year then ended of $0.2 million.

     In addition to the defined benefit plans, the Company sponsors defined-contribution pension plans covering certain domestic and foreign employees. Contributions are determined by matching a percentage of employee contributions. Expense recognized in 1998, 1997 and 1996 was $4.6 million, $3.6 million and $2.9 million, respectively.

NOTE 10 -- SUPPLEMENTARY BALANCE SHEET INFORMATION

     Supplementary Balance Sheet Information is set forth below:

                                                                1998     1997
                                                                -----    -----
                                                                (IN MILLIONS)
ACCOUNTS RECEIVABLE -- NET
  Accounts receivable -- trade..............................    $193     $146
  Accounts receivable -- other..............................      36       40
  Allowance for doubtful accounts...........................      (5)      (4)
                                                                ----     ----
     Total accounts receivable -- net.......................     224      182
                                                                ====     ====
INVENTORIES
  Finished and in process...................................     110       51
  Raw materials.............................................      43       43
  Manufacturing supplies....................................      22       29
                                                                ----     ----
     Total inventories......................................     175      123
                                                                ====     ====
ACCRUED LIABILITIES
  Compensation expenses.....................................       2        2
  Dividends payable.........................................       3       --
  Accrued interest..........................................       3       --
  Restructuring reserves....................................       9       18
  Taxes payable other than taxes on income..................      12       10
  Other.....................................................      30       39
                                                                ----     ----
     Total accrued liabilities..............................      59       69
                                                                ====     ====
NONCURRENT LIABILITIES
  Employee's pension, indemnity, retirement, and related
     provisions.............................................      35       35
  Other noncurrent liabilities..............................      28        2
                                                                ----     ----
     Total noncurrent liabilities...........................      63       37
                                                                ====     ====

NOTE 11 -- STOCKHOLDERS' EQUITY

COMMON STOCK

     The Company has authorized 200 million shares of $0.01 par value common stock. On December 31, 1997, 35.6 million shares were distributed to the shareholders of CPC.

     During 1998, the Company issued 1,764,706 common shares in connection with the purchase of the controlling interest of Arancia-CPC, S.A. In addition, the Company substituted 143,018 restricted common shares upon the spin-off, and issued 36,600 additional restricted shares and 72,712 common shares upon the exercise of stock options under the stock option plan.

PREFERRED STOCK AND STOCKHOLDER'S RIGHTS PLAN

     The Company has authorized 25 million shares of $0.01 par value preferred stock of which one million shares were designated as Series A Junior Participating Preferred Stock for the stockholder's rights plan. Under this plan, each share of the Corn Products Common Stock issued in the distribution carries with it the right to purchase one one-hundredth of a share of preferred stock. The rights will at no time have voting power or pay dividends. The rights will become exercisable if on or before December 31, 1999, a person or group acquires or announces a tender offer that would result in the acquisition of 10 percent or more of the Corn Products Common Stock or after December 31, 1999 would result in the acquisition of 15 percent or more of the Corn Products Common Stock. When exercisable, each full right entitles a holder to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $120. If the Company is involved in a merger or other business combination with a 10 percent or more stockholder on or before December 31, 1999 or a 15 percent or more stockholder thereafter, each full right will entitle a holder to buy a number of the acquiring company's shares having a value of twice the exercise price of the right. Alternatively, if a 10 or 15 percent stockholder (as applicable) engages in certain self-dealing transactions or acquires the Company in such a manner that the Corn Products International and its common stock survive, or if any person acquires 10 or 15 percent or more of the Corn Products Common Stock (as applicable), except pursuant to an offer for all shares at a fair price, each full right not owned by a 10 or 15 percent or more stockholder may be exercised for Corn Products Common Stock (or, in certain circumstances, other consideration) having a market value of twice the exercise price of the right. The Company may redeem the rights for one cent each at any time before an acquisition of 10 or 15 percent or more of its voting securities (as applicable). Unless redeemed earlier, the rights will expire on December 31, 2007.

TREASURY STOCK

     The Company purchased on the open market 33,000 shares of its common stock at an aggregate purchase price of $28.70 per share, during the year ended December 31, 1998. Also, the Company, acquired 18,454 shares of its common stock through conversion from cancelled restricted shares and repurchase from employees under the stock option plan at an aggregate purchase price of $30.76 per share, or fair value at the date of purchase. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock option plan.

STOCK OPTION PLAN

     The Company has established stock option plan for certain key employees. In addition, all existing CPC stock options of Company employees were converted to stock options to acquire Corn Products Common Stock. These stock options retain their vesting schedules and existing expiration dates.

     During January through November 1998, the Company granted additional options to purchase 1,097,200 shares of common stock. These options are exercisable upon vesting, and vest at one and two-year anniversary dates from the date of grant. As of December 31, 1998, certain of these non-qualified options have been forfeited due to the termination of employees.

     In addition to stock options, 143,018 shares were converted under the restricted stock award provisions of the plan at December 31, 1997. During 1998, the Company granted an additional 36,600 of these awards. The cost of these awards is being amortized over the restriction period.

     Under the provisions of FAS 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed by APB 25. On a pro forma basis, net income would have been $38 million or $1.05 per share in 1998 and a loss of $76 million or $2.13 per share in 1997. For purposes of this pro forma disclosure under SFAS 123, the estimated fair value of the awards is amortized to expense over the awards' vesting period.

     The fair value of the awards was estimated at the grant date using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997, and 1996 respectively: risk-free interest rates of 5.67, 6.57 and 6.54 percent; volatility factor of 35 percent; and a weighted average expected life of the awards of 5 years.

     The Black-Scholes model requires the input of highly subjective assumptions and does not necessarily provide a reliable measure of fair value.

     A summary of stock option and restricted stock transactions for the year ended December 31, 1998 follows:

                   NUMBER OF SHARES:                           STOCK        RESTRICTED
                   -----------------                        ------------    ----------
Outstanding at beginning of year........................         477,371      143,018
Granted.................................................       1,097,200       36,600
Exercised/vested........................................         (72,712)     (44,598)
Canceled................................................         (23,353)     (12,644)
Outstanding at end of year..............................       1,478,506      122,376
                                                            ============     ========
Exercisable at end of year..............................         393,806           --
                                                            ============     ========
Price range at end of year..............................    $13.06-32.31           --
                                                            ============     ========
Weighted average exercise price.........................    $      29.24           --
                                                            ============     ========
Weighted average fair value of options granted during
  the current year......................................    $      11.38
                                                            ============

NOTE 12 -- GEOGRAPHIC INFORMATION

     The Company operates in one business segment -- Corn Refining -- and is managed on a geographic regional basis. Its North American Operations include its wholly-owned Corn Refining businesses in the United States and Canada and majority ownership in Mexico. Its Rest of World businesses include primarily 100 percent owned Corn Refining operations in South America, and joint ventures and alliances in Asia, Africa and other areas. Also included in this group is its North American enzyme business.

                                                            1998      1997      1996
                                                           ------    ------    ------
                                                                 (IN MILLIONS)
SALES TO UNAFFILIATED CUSTOMERS:
  North America........................................    $  916    $  871    $1,030
  Rest of the World....................................       532       547       494
                                                           ------    ------    ------
  TOTAL................................................    $1,448    $1,418    $1,524
                                                           ======    ======    ======
OPERATING INCOME:
  North America........................................    $   18    $  (32)   $   14
  Rest of the World....................................        76        82        51
  Corporate............................................       (10)       (2)
  Restructuring and spin-off costs.....................        --      (109)*      --
                                                           ------    ------    ------
  TOTAL................................................    $   84    $  (61)   $   65
                                                           ======    ======    ======
TOTAL ASSETS:
  North America........................................    $1,316    $1,089    $1,037
  Rest of the World....................................       630       577       611
                                                           ------    ------    ------
  TOTAL................................................    $1,946    $1,666    $1,648
                                                           ======    ======    ======
DEPRECIATION AND AMORTIZATION:
  North America........................................    $   63    $   63    $   60
  Rest of the World....................................        32        32        28
                                                           ------    ------    ------
  TOTAL................................................    $   95    $   95    $   88
                                                           ======    ======    ======
CAPITAL EXPENDITURES:
  North America........................................    $   40    $   53    $   77
  Rest of the World....................................        51        47       115
                                                           ------    ------    ------
  TOTAL................................................    $   91    $  100    $  192
                                                           ======    ======    ======

-------------------------
All data for Rest of World is based on a 12-month fiscal year.

* 1977 includes a $30 million charge from CPC for consumer and corporate restructuring; $30 million for North American corn refining; $49 million for restructuring other.

NOTE 13 --  SUBSEQUENT EVENTS

     On January 14, 1999, the Company acquired the corn wet milling business of Bang IL Industrial Co., Ltd., a Korean corporation through an asset purchase for $65 million. The assets purchased included the net working capital, plant, property and equipment of the corn wet milling business. The acquisition was funded primarily from a combination of debt both in the United States and from local banking sources.

                       SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY FINANCIAL DATA

     Summarized quarterly financial data is as follows:


                                          1(ST) QTR    2(ND) QTR    3(RD) QTR    4(TH) QTR
                                          ---------    ---------    ---------    ---------
                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
1998
Net sales.............................      $  339       $  367       $  359       $  383
Gross profit..........................          39           40           44           48
Net income............................           8           11           13           11
Basic earnings per common share.......      $ 0.22       $ 0.30       $ 0.35       $ 0.32
Diluted earnings per common share.....      $ 0.22       $ 0.30       $ 0.35       $ 0.32
1997
Net sales.............................      $  337       $  358       $  360       $  363
Gross profit..........................          21           33           42           42
Restructuring and spin-off
  charges -- net......................          --           65           18           --
Net income (loss).....................          (9)         (64)         (10)           8
Basic earnings per common share.......      $(0.25)      $(1.79)      $(0.28)      $ 0.30
Diluted earnings per common share.....      $(0.25)      $(1.79)      $(0.28)      $ 0.30


COMMON STOCK MARKET PRICES AND DIVIDENDS

     The Company's common stock is listed and traded on the New York Stock Exchange. The following table sets forth, for the periods indicated, the high, low, and closing market prices of the common stock and common stock cash dividends.

                                          1(ST) QTR    2(ND) QTR    3(RD) QTR    4(TH) QTR
                                          ---------    ---------    ---------    ---------
1998
Market price range of common stock
High..................................      $35.87       $38.31       $33.82       $30.37
Low...................................       27.00        31.50        23.25        23.00
Close.................................       35.87        33.87        25.25        30.37
Dividends declared per common share...          --           --       $ 0.08       $ 0.08

     The number of shareholders of the Company's stock at December 31, 1998 was approximately 21,000.

SIX-YEAR FINANCIAL HIGHLIGHTS

                                     1998      1997      1996      1995      1994      1993
                                    ------    ------    ------    ------    ------    ------
                                            (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS
Net sales.......................    $1,448    $1,418    $1,524    $1,387    $1,385    $1,243
Restructuring and spin-off
  charges -- net................        --        83        --       (23)       12        --
Net income (loss)...............        43       (75)       23       135       100        99
Basic earnings per common
  share.........................    $ 1.19    $(2.10)   $ 0.64    $ 3.79    $ 2.81    $ 2.78
Cash dividend declared per
  common share..................    $ 0.16        --        --        --        --        --
BALANCE SHEET DATA
Working capital.................    $   60    $  (73)   $  147    $   31    $  106    $   33
Plants and properties -- net....     1,298     1,057     1,057       920       830       792
Total assets....................     1,946     1,666     1,663     1,306     1,207     1,110
Total debt......................       404       350       350       363       294       209
Stockholders' equity............     1,053       986     1,025       600       550       484
Shares outstanding, year-end in
  millions......................      37.6      35.6        --        --        --        --
STATISTICAL DATA (1)
Depreciation and amortization...    $   95    $   95    $   88    $   82    $   80    $   78
Capital expenditures............        91       100       192       188       145       122
Maintenance and repairs.........        67        69        61        65        65        57
Total employee costs............       131       142       170       164       149       177

-------------------------

(1) All data is based on a 12 month fiscal year.

 The information in this Prospectus is not complete and may be changed. We may not sell these Securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these Securities and it is not soliciting an Offer to buy these Securities in any state where the Offer or sale of these Securities is not permitted.


                   Subject to Completion Dated August 9, 1999


PROSPECTUS

                                  $600,000,000


                            [CORNPRODUCTS INTL LOGO]


                                DEBT SECURITIES

                           -------------------------

     Corn Products International, Inc. intends to offer, at one or more times, debt securities with a total offering price not exceeding $600,000,000. We will describe the specific terms of these securities in supplements to this prospectus. You should read the prospectus and the supplements carefully before you invest.

     We may sell debt securities directly to purchasers or through agents designated from time to time or through underwriters or a group of underwriters which may be managed by one or more underwriters. If any agents, dealers or underwriters are involved in the sale of these debt securities, the names of the agents, dealers or underwriters and any commission or discount will be set forth in the prospectus supplement.

     Our principal executive offices are located at 6500 South Archer Road, Bedford Park, Illinois 60501-1933. Our telephone number is (708) 563-2400.

                           -------------------------

     THIS PROSPECTUS MAY BE USED TO OFFER AND SELL DEBT SECURITIES ONLY IF ACCOMPANIED BY A PROSPECTUS SUPPLEMENT FOR THOSE DEBT SECURITIES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE DEBT SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

               The date of this Prospectus is             , 1999.

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
About this Prospectus...............      2
Where You Can Find More
  Information.......................      2
Corn Products International, Inc....      3
Use of Proceeds.....................      4
Ratio of Earnings to Fixed
  Charges...........................      4



                                        PAGE
                                        ----
Description of Debt Securities......      5
Plan of Distribution................     12
Legal Matters.......................     13
Experts.............................     13


                           -------------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings with a total offering price not exceeding $600,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our SEC filings are also available to the public over the Internet on the SEC's web site at http://www.sec.gov. In addition, you may inspect SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may find additional information about us at our web site at http://www.cornproducts.com.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC (file number 1-13397) and any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities:

     - Our Annual Report on Form 10-K for our fiscal year ended December 31,
       1998;

     - Our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999 and June 30, 1999; and

     - Our Current Report on Form 8-K filed on February 2, 1999 and our Current Report on Form 8-K/A filed on February 16, 1999 amending our Current Report on Form 8-K filed December 16, 1998.

     You may request a copy of these filings at no cost, by writing or calling us at the following address:

                          Corn Products International, Inc.
                          P.O. Box 345
                          6500 South Archer Road
                          Bedford Park, Illinois 60501-1933
                          Attention: Corporate Communications
                          Telephone: (708)563-6582

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THE DEBT SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE FRONT OF THOSE DOCUMENTS.

                       CORN PRODUCTS INTERNATIONAL, INC.

     Corn Products, together with its subsidiaries, produces a large variety of food ingredients and industrial products derived from the wet milling of corn and other starch-based materials (such as tapioca and yucca). We are one of the largest corn refiners in the world and the leading corn refiner in Latin America. In addition, we are the world's leading producer of dextrose and have strong regional leadership in corn starch. Our consolidated operations are located in 14 countries with 26 plants and, in 1998, we had consolidated net sales of approximately $1.45 billion. Our net sales in the first quarter of 1999 were $396.6 million. We also hold interests in 8 other countries through unconsolidated joint ventures and allied operations, which operate an additional 15 plants. Approximately 60% of our consolidated net sales were from North American operations with the balance coming from the rest of the world.

     We were incorporated in 1997 as a Delaware corporation. In December 1997, Bestfoods, Inc., formerly CPC International Inc., transferred to us its corn refining related businesses. At that time we were a wholly-owned subsidiary of Bestfoods. Effective at midnight on December 31, 1997, Bestfoods distributed all of our common stock that it owned to the holders of its common stock. Since that time, we have operated as an independent company and our common stock is traded on the New York Stock Exchange. Unless the context indicates otherwise, when we speak about our operations prior to January 1, 1998, we are referring to the corn refining business of Bestfoods.

                                USE OF PROCEEDS

     Unless we state otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of any debt securities for general corporate purposes, including repayment of indebtedness, capital expenditure and investments in business opportunities as they may arise. Pending such use, the net proceeds may be temporarily invested in short-term instruments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of our earnings to our fixed charges for each of the periods indicated is as follows:

                           THREE MONTHS
                               ENDED
                             MARCH 31,                        YEAR ENDED DECEMBER 31,
                         -----------------    -------------------------------------------------------
                         1999         1998    1998    1997           1996         1995           1994
                         ----         ----    ----    ----           ----         ----           ----
Ratio of Earnings to
  Fixed Charges(1)...    3.5x         3.1x    3.8x    1.5x(2)(3)     1.8x(2)      6.3x(2)(3)     8.0x(2)(3)

-------------------------

(1) The ratio of earnings to fixed charges consists of income before extraordinary charges and income taxes and minority interest plus fixed charges minus capitalized interest. Fixed charges consist of interest on debt, amortization of discount on debt, and the interest portion of rental expense on operating leases.

(2) For the purposes of calculating the ratio of earnings to fixed charges for the years 1994, 1995, 1996 and 1997, "income" represents pro forma earnings before extraordinary charges and income taxes plus fixed charges minus capitalized interest. "Fixed charges" consist of pro forma interest on all indebtedness and estimated interest on rentals.

(3) For the years 1994, 1995 and 1997, income excludes restructuring and spin off costs.

                         DESCRIPTION OF DEBT SECURITIES

     We will issue the debt securities under an indenture to be entered into between Corn Products and The Bank of New York, as trustee. We have summarized selected provisions of the indenture below. This is a summary and is not complete. If you would like more information on the provisions of the indenture, you should review the form of indenture which is filed as an exhibit to the registration statement which includes this prospectus.

     In the summary we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

GENERAL

     The debt securities will be unsecured and will rank equally with all our unsecured and unsubordinated indebtedness. The indenture does not limit the amount of debt securities that we may issue, but the total offering price of the debt securities that may be issued under this prospectus is limited to $600,000,000.

     The indenture permits us to issue debt securities in one or more series. Each series of debt securities may have different terms. The terms of any series of debt securities will be set forth in (or determined in accordance with) a resolution of our Board of Directors or in a supplement to the indenture relating to that series. (Section 2.02)

     A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. These terms will include some or all of the following:

     - the title of the series of debt securities;

     - the total principal amount;

     - the interest rate or rates, if any (which may be fixed or variable), and interest payment dates;

     - the date or dates of maturity;

     - whether the series can be redeemed by us or the holder;

     - whether there will be a sinking fund;

     - the portion of the series of debt securities due upon acceleration of maturity in the event of a default;

     - the denominations in which the debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

     - the form used to evidence ownership of the debt securities;

     - whether the debt securities are convertible;

     - the manner of payment of principal and interest;

     - additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium (if any), and interest;

     - whether the debt securities will be registered or unregistered, and the circumstances upon which such debt securities may be exchanged for debt securities issued in a different form (if any);

     - if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium (if any), and interest will be made and the circumstances when the currency of payment may be changed (if any);

     - if we or a holder can choose to have the payments of the principal, premium (if any), or interest made in a currency or composite currency other than that in which the debt securities are denominated or payable, how such a choice will be made and how the exchange rate between the two currencies will be determined;

     - if the payments of principal, premium (if any), or interest may be determined with reference to one or more securities issued by us, or another company, or any index how those amounts will be determined;

     - whether defeasance and discharge provisions will apply; and

     - any other terms consistent with the indenture.

     Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities.

     We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used by us to satisfy any sinking fund or redemption requirements.

     Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate may be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

FORM AND EXCHANGE OF DEBT SECURITIES

     All of the debt securities will be issued in fully registered form without coupons or in unregistered form with or without coupons. The debt securities may also be issued in the form of one or more temporary or definitive global securities. Registered debt securities which are book-entry securities will be issued as registered global securities.

     Unless otherwise indicated in a prospectus supplement, principal, premium (if any), and interest will be payable, and the debt securities may be registered for transfer or exchange, at the principal corporate trust office of the trustee in New York, New York. At our option, payment of interest on registered debt securities may be made by check or by wire transfer. No service charge will be made for any exchange or registration of transfer of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge. (Sections 2.06, 4.02 and 4.03)

     Unless another depository is identified in a prospectus supplement, debt securities issued in global form will be deposited with the Depository Trust Company, New York,

New York or its nominee. This means that we will not issue certificates to each holder. Each global security will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities. The participant will then keep a record of its clients who purchased the debt securities. Unless it is exchanged in whole or in part for a certificate, a global security may not be transferred except that DTC, its nominees, and their successors may transfer a global security as a whole to one another.

     Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants. If you are not a participant in DTC, you may beneficially own debt securities held by DTC only through a participant.

     The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in a global security.

     DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law. It is a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with it. DTC also records the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participants' accounts. This eliminates the need to exchange certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers.

     Principal and interest payments will be wired to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consent or voting rights to participants whose accounts are credited with debt securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests. An example of this is the holding of securities in "street name". However, payments will be the responsibility of the participants and not of DTC, the trustee or us.

     So long as DTC or its nominee is the registered owner of a global security, DTC or that nominee will be considered the sole owner or holder of the debt securities represented by that global security for all purposes under the indenture. Except as set forth in the next paragraph, owners of beneficial interests in a global security:

     - will not be entitled to have the debt securities represented by that global security registered in their names;

     - will not receive or be entitled to receive physical delivery of the debt securities in definitive form; and

     - will not be considered the owners or holders of the debt securities under the indenture.

     We will issue debt securities of any series then represented by global securities in definitive form in exchange for those global securities if:

     - DTC notifies us that it is unwilling or unable to continue as depositary;

     - DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

     - we decide not to require all of the debt securities of a series to be represented by a global security.

     If we issue debt securities in definitive form in exchange for a global security, an owner of a beneficial interest in the global security will be entitled to have the same amount in debt securities registered in its name and to physical delivery of those debt securities in definitive form. Debt securities issued in definitive form will, except as set forth in the applicable prospectus supplement, be issued in denominations of $1,000 and multiples of $1,000 and will be issued in registered form only, without coupons.

CERTAIN RESTRICTIONS

     The restrictions summarized in this section apply to all debt securities unless a prospectus supplement indicates that they do not. Certain terms used in the following description of these restrictions are defined under the caption "Certain Definitions" at the end of this section.

     Limitations on Secured Debt. >The debt securities will not be secured. If we or our Tax Consolidated Subsidiaries incur debt secured by an interest on Principal Property (including Capital Stock or indebtedness of any Subsidiary), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt.

     The indenture permits us to create certain liens ("Permitted Encumbrances") without securing the debt securities. Among the Permitted Encumbrances are:

     - liens existing at the time of acquisition of the affected property or purchase money liens incurred within 270 days after acquisition of the property;

     - liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Tax Consolidated Subsidiary;

     - liens existing on the date of the indenture;

     - certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with government contracts or statutes;

     - certain statutory liens or similar liens arising in the ordinary course of business;

     - liens for certain judgments and awards; and

     - certain extensions, renewals or replacements of any liens referred to above.

     Limitations on Sale and Lease-Back Transactions. We and our Tax Consolidated Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless any one of the following is true:

     - the transaction is to finance the purchase price of property acquired or constructed;

     - the transaction involves the property of someone who is merging with us or one of our Tax Consolidated Subsidiaries who is selling substantially all of its assets to us or one of our Tax Consolidated Subsidiaries;

     - the transaction is with a governmental entity;

     - the transaction is an extension, renewal or replacement of one of the items listed above; or

     - within 120 days after the effective date of such transaction, we or our Tax Consolidated Subsidiaries repay our Funded Debt or purchase other property in an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction. (Section 4.07)

     Exempted Indebtedness. Notwithstanding the limitations on secured debt and sale and lease-back transactions, we and our Tax Consolidated Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring Funded Debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our Consolidated Net Tangible Assets. (Sections 4.06 and 4.07)

     Merger, Consolidation and Sale of Assets. We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

     - we survive the merger or consolidation or the surviving or successor corporation is a United States, United Kingdom, Italian, French, German, Japanese or Canadian corporation which assumes all of our obligations under the debt securities and under the indenture; and

     - after giving effect to the merger, consolidation, sale, lease or transfer, no event of default under the indenture or no event which, after notice or lapse of time or both, would become an event of default under the indenture shall have occurred and be continuing. (Section 11.01)

     If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities. (Section 11.02)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms as used in the indenture. See Article One of the indenture for the full definition of all such terms.

     "Capital Stock" means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other Person.

     "Consolidated Net Tangible Assets" means the aggregate amount of all assets (less depreciation, valuation and other reserves and items deductible therefrom under generally accepted accounting principles) after deducting (a) all goodwill, patents, trademarks and other like intangibles and (b) all current liabilities (excluding any current liabilities that are extendible or renewable at our option for a time more than twelve months from the time of the calculation) as shown on our most recent consolidated quarterly balance sheet.

     "Funded Debt" means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

     "Indebtedness" means with respect to any person (i) any liability of such person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles; (ii) any liability of others described in the preceding clause (i) that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.


     "Principal Property" means any manufacturing plant or warehouse owned or leased by us or one of our Tax Consolidated Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Tangible Assets, other than manufacturing plants and warehouses that are financed by a governmental entity or that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Tax Consolidated Subsidiaries, taken as a whole.


     "Subsidiary" means any corporation of which we control at least a majority of the outstanding stock capable of electing a majority of the directors of such corporation. In this context, control means that we or our Subsidiaries own the stock, or that we or our subsidiaries have the power to direct the voting of the stock, or any combination of these items so long as we have the ability to elect a majority of the directors.

     "Tax Consolidated Subsidiary" means a Subsidiary with which we would be entitled to file a consolidated federal income tax return.

EVENTS OF DEFAULT

     Under the indenture, "Event of Default" means, with respect to any series of debt securities (Section 6.01):

     - failure to pay interest that continues for 30 days after payment is due;

     - failure to make any principal or premium payment when due;

     - default in the deposit of any sinking fund payment in respect of the debt securities of such series;

     - failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure notify us and the trustee);

     - failure to pay any principal, premium or interest on any of our Indebtedness which is outstanding in a principal amount of at least $25 million in the aggregate (excluding Indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or

      - the occurrence or existence of any other event or condition under any agreement or instrument relating to any such Indebtedness that continues after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or

      - the declaration that any such Indebtedness is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or the requirement that an offer to prepay, redeem, purchase or defease such Indebtedness be made, in each case prior to the stated maturity thereof;

     - certain events of bankruptcy, insolvency or reorganization involving us;
       or

     - any other event of default described in the prospectus supplement.

     In general, the trustee must give both us and you notice of a default for the securities you hold. The trustee may withhold notice to you (except defaults as to payment of principal, premium or interest) if it determines that the withholding of such notice is in the best interest of the holders affected by the default. (Section 7.02)

     If a default is caused because we fail to comply with any of our agreements contained in the indenture or in the debt securities, either the trustee or the holders of at least 25% principal amount of the debt securities affected by the default may require us to immediately repay the principal and accrued interest on the affected series. (Section 6.02)

     The trustee may refuse to exercise any of its rights or powers under the indenture unless it first receives satisfactory security or indemnity. (Sections
7.01 and 7.03) Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of the affected series. (Section 6.12)

MODIFICATION OF THE INDENTURE

     With the consent of the holders of at least a majority of the principal amount of a series of the debt securities outstanding, we may change the indenture or enter into a supplemental indenture that will then be binding upon that series. However, no changes may be made in this way to any of the following terms (Section 10.02):

     - maturity;

     - payment of principal or interest;

     - the currency of the debt;

     - the premium (if any) payable upon redemption;

     - the amount to be paid upon acceleration of maturity; or

     - reducing the percentage required for changes to the indenture.

     In addition, we may modify the indenture without the consent of the holders to, among other things:

     - add covenants;

     - change or eliminate provisions of the indenture so long as such changes do not adversely affect current holders; and

     - cure any ambiguity or correct defective provisions.

DISCHARGE OF THE INDENTURE

     We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or government obligations sufficient for payment of all principal and interest on those debt securities, when due. However, our obligation to pay the principal of and interest on those debt securities will continue.

     We may discharge obligations as described in the preceding paragraph only if, among other things, we have received an opinion of counsel stating that holders of debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge which will be any different than if the deposit and discharge had not occurred.

REGARDING THE TRUSTEE

     The Bank of New York is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit.

                              PLAN OF DISTRIBUTION

     Corn Products may sell the debt securities through underwriters, dealers, agents or directly to other purchasers. Debt securities also may be sold by underwriters directly to other purchasers or through other dealers, who may receive compensation from the underwriters in the form of discounts, concessions or commissions.

     If underwriters are used in the sale, the debt securities will be sold to the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the debt securities will be subject to certain conditions. Any initial public offering price and any discounts or concessions allowed or repaid to dealers may be changed from time to time.

     We also may designate dealers, acting as our agents, to offer and sell debt securities upon certain terms and conditions. We may also sell debt securities directly to purchasers, without the use of underwriters, dealers or agents.

     Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions received by them from us and any profit on the resale if the offered debt securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation from us in a supplement to the prospectus.

     There can be no guarantee that the debt securities will be listed on a national securities exchange or that, if listed, the listing will continue until the maturity of the debt securities. Also, certain broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market making at any time and without any notice to you. Further, no assurances can be given that any broker-dealer will make a market in the debt securities or that any market for the debt securities will be reasonably liquid or broad. If we know that the debt securities will be listed on an exchange or that a broker-dealer will make a market in the debt securities, we will include that information in the prospectus supplement.

     We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. We also may contribute to payments that the underwriters, dealers or agents may be required to make. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of business.

                                 LEGAL MATTERS

     Unless otherwise indicated in a prospectus supplement, the validity of the debt securities is being passed upon for us by Marcia E. Doane, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley & Austin, One First National Plaza, Chicago, Illinois 60603. Ms. Doane is a full-time employee of Corn Products and, as of June 30, 1999, owned 1,094 shares of common stock, held 7,100 shares of restricted common stock and held options to acquire an additional 51,000 shares of common stock.

                                    EXPERTS

     Our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by KPMG LLP, independent certified public accountants, as set forth in their report in that Annual Report. We are incorporating those consolidated financial statements into this prospectus by reference in reliance on the authority of KPMG LLP as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                       [CORNPRODUCTS INTERNATIONAL LOGO]


                             % SENIOR NOTES DUE 20


             -----------------------------------------------------

                             PROSPECTUS SUPPLEMENT
                                AUGUST    , 1999

             -----------------------------------------------------

                           Sole Book-Running Manager
                                LEHMAN BROTHERS

                               Joint Lead Manager
                              SALOMON SMITH BARNEY

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The fees and expenses incurred by us in connection with the registration of the debt securities are estimated to be as follows:

Registration statement filing fee                        $166,800*
Accounting fees                                            50,000
Legal fees and expenses                                    75,000
Printing expenses                                          10,000
Trustee's fees                                             10,000
Rating Agency fees                                        400,000
Blue Sky fees and legal investment expenses                15,000
Miscellaneous                                              50,000
                                                         --------
TOTAL                                                    $766,800
                                                         ========
------------------------------
* Actual, all others estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Corn Products is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware generally provides that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer. They are entitled to indemnification only if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. Further, if a director or officer is involved in a criminal proceeding, they must have had no reasonable cause to believe that their conduct was unlawful. In no case, however, can indemnification be granted if the director or officer is found by the court to be liable to the corporation, unless the court also decides that indemnification is proper. In such cases, the indemnification may be made by us only if our stockholders or disinterested directors decide that indemnification is proper in such a situation.

         Article VII of our Amended By-Laws entitles our officers, directors and controlling persons to indemnification to the full extent permitted by Delaware law. This includes the advancing of expenses for such people to defend themselves before a final judgment is made.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons, we have been informed that the SEC believes that such indemnification is against public policy and is therefore unenforceable.

ITEM 16.  EXHIBITS

EXHIBIT
  NO.         DESCRIPTION OF DOCUMENT
-------       -----------------------

1.1           Form of Underwriting Agreement *

1.2           Form of Distribution Agreement *

4.1           Form of Indenture between the Company and The Bank of New York

4.2           Form of Debt Security *

5.1 Opinion and Consent of Marcia E. Doane as to the validity of the debt securities

12.1          Statements re computation of ratios**

23.1          Consent of Independent Public Accountants

23.2          Consent of Marcia E. Doane (included in Exhibit 5.1)

24.1          Powers of Attorney**

25.1          Statement of Eligibility and Qualification of the Trustee on Form
              T-1


-----------------
* To be filed by amendment or by a report on Form 8-K pursuant to Item 601 of Regulation S-K under the Securities Act of 1933.


**    Previously filed.


ITEM 17.  UNDERTAKINGS

      (a)   The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished by the registrants pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



         (d) The undersigned hereby undertakes that:

            (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (d) The undersigned registrants hereby undertake to file, if necessary, an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of such Act.

         (e)   The undersigned registrants hereby undertake that:

               (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Corn Products International Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford Park, State of Illinois on this 9th day of August, 1999.




                                   CORN PRODUCTS INTERNATIONAL, INC.




                                   By:    /s/ CHERYL K. BEEBE
                                       -------------------------------
                                       Cheryl K. Beebe
                                       Vice President and Treasurer




         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 9, 1999.



      SIGNATURE                           TITLE(S)
      ---------                           --------



                *                         Chairman, Chief Executive Officer
----------------------------------        and Director
     Konrad Schlatter


                *                         President, Chief Operating Officer
----------------------------------        and Director
     Samuel C. Scott


     /s/ JAMES W. RIPLEY                  Vice President - Finance and
----------------------------------        Chief Financial Officer (principal
     James W. Ripley                      financial and accounting officer)



                *                         Director
----------------------------------
     Ignacio Aranguren-Castiello


                *                         Director
----------------------------------
     Alfred C. DeCrane, Jr.

               *                             Director
----------------------------------
       William C. Ferguson


               *                             Director
----------------------------------
       Guenther E. Greiner


               *                             Director
----------------------------------
       Ronald M. Gross


               *                             Director
----------------------------------
       Richard G. Holder


               *                             Director
----------------------------------
       Bernard H. Kastory


               *                             Director
----------------------------------
       William S. Norman


               *                             Director
----------------------------------
       Clifford B. Storms



*  By: /s/ Marcia E. Doane
       -------------------------
           Attorney-in-Fact

EXHIBIT
  NO.         DESCRIPTION OF DOCUMENT
-------       -----------------------

1.1           Form of Underwriting Agreement *

1.2           Form of Distribution Agreement *

4.1           Form of Indenture between the Company and The Bank of New York

4.2           Form of Debt Security *

5.1 Opinion and Consent of Marcia E. Doane as to the validity of the debt securities

12.1          Statements re computation of ratios**

23.1          Consent of Independent Public Accountants

23.2          Consent of Marcia E. Doane (included in Exhibit 5.1)

24.1          Powers of Attorney**

25.1          Statement of Eligibility and Qualification of the Trustee on Form
              T-1


-----------------
* To be filed by amendment or by a report on Form 8-K pursuant to Item 601 of Regulation S-K under the Securities Act of 1933.


**    Previously filed.